Execution Version

METALLA ROYALTY & STREAMING LTD.

and

NOVA ROYALTY CORP.

ARRANGEMENT AGREEMENT

September 7, 2023

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated September 7, 2023 between Nova Royalty Corp. ("Nova") and Metalla Royalty & Streaming Ltd. ("Metalla").

WHEREAS:

A. Metalla desires to acquire all of the outstanding Nova Shares in exchange for Metalla Shares.

B. The Parties intend to carry out the transaction contemplated in this Agreement by way of a Plan of Arrangement under the provisions of the BCBCA.

C. The Nova Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Nova Special Committee that the Consideration to be received by the Nova Shareholders is fair from a financial point of view and that the Arrangement is in the best interests of Nova, and the Nova Board has resolved to recommend that the Nova Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement.

D. The Metalla Board has determined, after receiving financial and legal advice, that the Arrangement is in the best interests of Metalla, subject to the terms and the conditions contained in this Agreement.

E. Metalla has entered into the Nova Voting Agreements with the Nova Locked-Up Shareholders, pursuant to which, among other things, such shareholders have agreed, subject to the terms and conditions thereof, to vote the Nova Shares held by them in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Acquisition Proposal" with respect to a Party means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry (written or oral) from any Person or group of Persons (other than, with respect to Nova, Metalla and/or one or more of its wholly owned Subsidiaries, and other than, with respect to Metalla, Nova and/or one or more of its wholly owned Subsidiaries), whether or not delivered to the shareholders of a Party, after the date of this Agreement relating to:

(a) any sale or disposition (or any lease, license, royalty agreement, or other arrangement having the same economic effect as a sale or disposition including a metal stream or royalty), in a single transaction or a series of related transactions, direct or indirect, of assets representing 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole, or contributing 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or of 20% or more of the voting or equity securities of such Party or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole,

(b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of such Party on a fully diluted basis, or

(c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, re-organization, recapitalization, liquidation, dissolution, winding up or any other similar transaction involving such Party or any of its material Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries, taken as a whole, or which would result in a Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of such Party on a fully diluted basis.

For the purposes of the definition of "Superior Proposal", reference in the definition of Acquisition Proposal to "20%" shall be deemed to be replaced by "100%".

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions.

"Agreement" means this Arrangement Agreement, together with the Schedules attached hereto and the Nova Disclosure Letter and Metalla Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

[Redacted: Commercially Prejudicial Information]

"Arrangement" means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Nova and Metalla, each acting reasonably.

"Arrangement Filings" means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, if any, together with a copy of the Final Order.

"Arrangement Resolution" means the special resolution of Nova Shareholders approving the Arrangement and presented at the Nova Meeting substantially in the form set out in Schedule B.

"associate" has the meaning specified in the Securities Act (British Columbia).

"Authorization" means with respect to any Person, any order, permit, approval, consent, waiver, notification, registration, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Business Day" means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia.

"Confidentiality Agreement" means the confidentiality agreement between Nova and Metalla dated June 5, 2023.

"Consideration" means the consideration to be received by the Nova Shareholders pursuant to the Plan of Arrangement as consideration for their Nova Shares, consisting of 0.360 Metalla Shares for each one (1) Nova Share.

"Consideration Shares" means the Metalla Shares to be issued in exchange for the Nova Shares pursuant to the Arrangement.

"Constating Documents" means articles, notice of articles, by-laws, articles of incorporation, amalgamation, or continuation, constitution or similar documents and all amendments thereto, as may be applicable to a Party.

"Contract" means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

"Court" means the Supreme Court of British Columbia.

"Cross Directors" means the directors of Nova who are also directors of Metalla as of the date of this Agreement.

"Data Room" means the Donnelley Financial Solutions' virtual data room established by Nova and the contents thereof as of three (3) Business Days prior to the date hereof.

"Depositary" means the trust company, bank or other financial institution agreed to in writing by Nova and Metalla for the purpose of, among other things, exchanging certificates representing Nova Shares for the Consideration in connection with the Arrangement.

"Disclosing Party" has the meaning specified in Section 5.5(3).

"Disclosure Requirements" has the meaning specified in Section 5.5(3).

"Dissent Rights" means the rights of dissent of Nova Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement.

"Effective Date" has the meaning specified in Section 2.9.

"Effective Time" has the meaning specified in the Plan of Arrangement.

"Encumbrance" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"Environmental Laws" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Law, agreements or other statutory requirements.

"Exchange Ratio" means 0.360.

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to Nova and Metalla, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Nova and Metalla, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Nova and Metalla, each acting reasonably) on appeal.

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange.

"Haywood" means Haywood Securities Inc., financial advisor to the Nova Special Committee.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

"Indemnified Persons" has the meaning specified in Section 8.7(1).

"Intellectual Property" means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries.

"Interim Order" means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to Nova and Metalla, each acting reasonably, providing for, among other things, the calling and holding of the Nova Meeting, as such order may be amended by the Court (with the consent of Nova and Metalla, each acting reasonably).

"Law" means, with respect to any Person, any and all laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities.

"Mandatory Disclosure" has the meaning specified in Section 5.5(3).

"Matching Period" has the meaning specified in Section 5.3(1)(e).

"Material Adverse Effect" means, in respect of Nova or Metalla, any change, event, occurrence, effect or circumstance, either individually or in the aggregate, that is or would reasonably be expected to be material and adverse to the business, affairs, capitalization, financial condition, operations, assets (tangible or intangible), liabilities, properties, or results of operations of that Party and its Subsidiaries taken as a whole, other than changes, events, occurrences, effects, state of facts or circumstances resulting from or arising in connection with:

(a) any change in global, national or regional political, economic, financial or capital market conditions or political, economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital markets conditions or commodity prices or market conditions (which includes, without limitation, any change in prices of base or precious metals);

(b) any change in applicable Laws, IFRS or regulatory accounting or tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(c) any action taken or not taken as provided for, or required by, this Agreement or upon the written request or with the written consent of a Party to this Agreement;

(d) changes, developments or conditions generally affecting the mining industry in which such Person and its Subsidiaries operate;

(e) any act or escalation of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war;

(f) any epidemics, pandemics or disease outbreak or other public health condition (excluding COVID-19 or any variation or worsening thereof), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or similar occurrence;

(g) any change in the market price or trading volume of any securities of that Party or any suspension of trading in publicly trading securities generally, or any credit rating downgrade, negative outlook, watch or similar event relating to the Party (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect as occurred);

(h) any failure by the Party or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect as occurred); and

(i) the execution, announcement or performance of this Agreement or the Arrangement or the implementation of the Arrangement, including changes in the market price of a Party's securities, any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Person or any of its Subsidiaries with any Governmental Entity or any of its or their current or prospective employees, customers, security holders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessor, but provided in the case of (a), (b), (d), (e) and (f) such change, event, occurrence, effect or circumstance does not have a materially disproportionately greater impact or effect on the Party and its Subsidiaries, taken as a whole, as compared to comparable companies operating in comparable industries and in the same jurisdictions in which such Party or any of its Subsidiaries operate.

"Material Contract" means, in respect of any Party, any Contract: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (ii) under which such Party or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $2,000,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,000,000, other than a Contract between two or more wholly owned Subsidiaries of such Party or between such Party and one or more of its wholly owned Subsidiaries; (iv) providing for the establishment, organization or formation of any joint ventures in which the interest of such Party or any of its Subsidiaries has a fair market value that exceeds $2,000,000; (v) under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $2,000,000 over the remaining term of the contract; (vi) that limits or restricts such Party or any of its Subsidiaries in any material respects from engaging in any line of business or carrying on business in any geographic area in any material respect; (vii) that creates an exclusive dealing arrangement or right of first refusal, or (viii) that is otherwise material to such Party and its Subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in the respective Nova Disclosure Letter and Metalla Disclosure Letter, as applicable.

"material fact" and "material change" have the meanings specified in the Securities Laws.

"Metalla" means Metalla Royalty & Streaming Ltd., a corporation continued under the Business Corporations Act (British Columbia).

"Metalla Board" means the board of directors of Metalla as constituted from time to time.

"Metalla Convertible Loan Facility" means the amended and restated convertible loan agreement dated July 28, 2020 among between Metalla and Beedie Investments Ltd., as the same has been amended, restated, supplemented or otherwise modified from time to time up to the date of this Agreement.

"Metalla Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by Metalla to Nova concurrent with this Agreement.

"Metalla Employee Plans" has the meaning specified in Schedule D.

"Metalla Employees" means the employees of Metalla and its Subsidiaries.

"Metalla Fairness Opinion" means the opinion of the Metalla Financial Advisor that the Consideration to be paid by Metalla pursuant to the Arrangement is fair from financial point of view to Metalla.

"Metalla Filings" means all documents publicly filed under the profile of Metalla on SEDAR+ since January 1, 2021.

"Metalla Financial Advisor" means Trinity Advisors Corporation, the financial advisor to the Metalla Special Committee.

"Metalla Options" means the outstanding options to purchase Metalla Shares issued pursuant to the Metalla Share Compensation Plan.

"Metalla Representatives" has the meaning specified in Section 5.4.

"Metalla Royalties" means the royalty and stream interests of Metalla, as described in the Metalla Disclosure Letter.

"Metalla RSUs" means the restricted share units of Metalla issued pursuant to the Metalla Share Compensation Plan.

"Metalla Share Compensation Plan" means the share compensation plan of Metalla adopted by the Metalla Board on May 6, 2022, as approved by Metalla Shareholders on June 22, 2022, as amended and re-approved by Metalla Shareholders on June 27, 2023.

"Metalla Shareholders" means the registered or beneficial holders of the Metalla Shares, as the context requires.

"Metalla Shares" means the common shares in the capital of Metalla which Metalla is authorized to issue as presently constituted.

"Metalla Special Committee" means the independent committee of the Metalla Board established to consider and make recommendations to the Metalla Board regarding the Arrangement.

"Metalla Special Dividend" means the Metalla special dividend declared on July 10, 2023 in the amount of $0.03 per Metalla Share payable on September 15, 2023 to Metalla Shareholders of record on August 1, 2023.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" has the meaning specified in the Securities Act (British Columbia).

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"Nova" means Nova Royalty Corp., a company existing under the laws of British Columbia.

"Nova Board" means the board of directors of Nova as constituted from time to time.

"Nova Board Recommendation" has the meaning specified in Section 2.4(3).

"Nova Change in Recommendation" occurs when prior to the Required Nova Approval having been obtained, the Nova Board (or the Nova Special Committee) fails to unanimously recommend (excluding the votes of the Cross Directors) or withdraws, amends, modifies, (or, in a manner adverse to the Purchaser) qualifies the Nova Board Recommendation, publicly states its intention to withdraw, amend, modify (or, in a manner adverse to the Purchaser) or qualify the Nova Board Recommendation, the Nova Board approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after the public announcement of such Acquisition Proposal (and in any case prior to the Nova Meeting) or fails to publicly reaffirm without qualification its recommendation of the Arrangement within five (5) Business Days (and in any case prior to the Nova Meeting) after having been reasonably requested in writing by Metalla to do so.

"Nova Circular" means the notice of the Nova Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference in such management information circular, to be sent to the Nova Shareholders, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Nova Convertible Loan Facility" means the amended and restated convertible loan agreement dated February 6, 2021 among Nova and Beedie Investments Ltd., as the same has been amended, restated, supplemented or otherwise modified from time to time up to the date of this Agreement.

"Nova Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by Nova to Metalla concurrent with this Agreement.

"Nova Employee Plan" has the meaning specified in Schedule C.

"Nova Employees" means the employees of Nova and its Subsidiary.

"Nova Fairness Opinions" means the opinions of (a) Haywood; and (b) the Nova Financial Advisor, as to the fairness of the Consideration to be received by the Nova Shareholders from a financial point of view.

"Nova Financial Advisor" means PI Financial Corp.

"Nova Filings" means all documents publicly filed under the profile of Nova on SEDAR+ since January 1, 2021.

"Nova Locked-Up Shareholders" means each of the directors and executive officers of Nova and Beedie Investments Ltd.

"Nova Meeting" means the special meeting of Nova Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Nova Circular.

"Nova Optionholders" means the holders of Nova Options.

"Nova Options" means the outstanding options to purchase Nova Shares granted pursuant to the Nova Share Compensation Plan, as listed in the Nova Disclosure Letter.

"Nova Representative" has the meaning specified in Section 5.1(1).

"Nova Royalties" means the royalty interests of Nova, as described in the Nova Disclosure Letter.

"Nova RSUs" means the restricted share units of Nova issued pursuant to the Nova Share Compensation Plan, as listed in the Nova Disclosure Letter.

"Nova Share Compensation Plan" means the Share Compensation Plan of Nova adopted by the Nova Board on May 6, 2022 as approved, and re-approved, by Nova Shareholders on June 21, 2022 and June 28, 2023, respectively.

"Nova Shareholders" means the registered or beneficial holders of the Nova Shares, as the context requires.

"Nova Shares" means the common shares in the capital of Nova which Nova is authorized to issue as presently constituted, which, for greater certainty, shall include any common shares issued prior to the Effective Time, including, without limitation, upon vesting and settlement of the Nova RSUs, and the exercise of Nova Options, outstanding from time to time.

"Nova Special Committee" means the independent committee of the Nova Board established to consider and make recommendations to the Nova Board regarding the Arrangement and any Acquisition Proposal.

"Nova Termination Fee Event" has the meaning specified in Section 8.2(2).

"Nova Voting Agreements" means the voting agreements (including all amendments thereto) between Metalla and the Nova Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Nova Shares in favour of the Arrangement Resolution.

"NYSE American" means the NYSE American LLC.

"officer" has the meaning specified in the Securities Laws.

"Operator" means each owner or operator of a property which is subject to a Nova Royalty or Metalla Royalty, as the context requires.

"Ordinary Course" means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

"Outside Date" means March 1, 2024 or such later date as may be agreed to in writing by the Parties.

"Parties" means Nova and Metalla, and "Party" means any one of them.

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity.

"Permitted Liens" means, in respect of a Party or any of its Subsidiaries, means Encumbrances for Taxes which are not delinquent (or if delinquent, that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been made in accordance with IFRS and provided that payment has been made so that the contest of any such Encumbrances or Taxes does not subject such Party or any of its Subsidiaries to interest, penalty or forfeiture).

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement, substantially in the form set forth in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the terms of such plan of arrangement, or made at the direction of the Court in the Final Order with the prior written consent of Nova and Metalla, each acting reasonably.

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.4.

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

"Regulatory Approval" means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with, resulting from, or required to complete, the Arrangement.

"Replacement Options" has the meaning given such term in the Plan of Arrangement.

"Required Nova Approval" has the meaning specified in Section 2.2(1)(c).

"Section 3(a)(10) Exemption" has the meaning specified in Section 2.2(1)(i).

"Securities Authority" means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

"Securities Laws" means the Securities Act (British Columbia) and any other applicable Canadian provincial securities Laws.

"Subsidiary" has the meaning specified in Securities Laws.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement from a Person (or group of Persons) who is an arm's length third party to Nova that complies with Securities Laws, and: (a) that did not result from or involve a breach of Section 5.1 of this Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (c) that, if it relates to the acquisition of Nova Shares, is made to all Nova Shareholders on the same terms and conditions; (d) in respect of which it has been demonstrated to the satisfaction of the Nova Board, acting in good faith (and after receiving (i) the recommendation of the Nova Special Committee following the Nova Special Committee receiving the advice of its outside legal advisor and (ii) the advice of the Nova Financial Advisor), that adequate arrangements have been made in respect of any required financing required to complete such Acquisition Proposal; (e) that is not subject to any due diligence or access condition; and (f) in respect of which the Nova Board unanimously (excluding the votes of the Cross Directors) determines, in its good faith judgment (and after receiving (i) the recommendation of the Nova Special Committee following the Nova Special Committee receiving the advice of its outside legal advisor and (ii) the advice of the Nova Financial Advisor) that having regard for all of the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Nova Shareholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account any amendment to the terms of this Agreement and the Plan of Arrangement proposed by Metalla pursuant to Section 5.3(2).

"Superior Proposal Notice" has the meaning specified in Section 5.3(1)(b).

"Tax" or "Taxes" means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause

(a) above or this clause (b).

"Tax Act" means the Income Tax Act (Canada) as amended from time to time.

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"Termination Fee" has the meaning specified in Section 8.2(2).

"Transaction Personal Information" has the meaning specified in Section 8.15.

"Treasury Regulations" means the United States Treasury regulations promulgated under the U.S. Tax Code.

"TSXV" means the TSX Venture Exchange.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986.

"Wilful Breach" means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1) Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2) Currency. All references to dollars or to $ are references to Canadian dollars. All references to US$ are to United States dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of" or a phrase of similar meaning means "the aggregate, without duplication, of." Unless stated otherwise, "Article", "Section" and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5) Capitalized Terms. All capitalized terms used in any Schedule, in the Nova Disclosure Letter or in the Metalla Disclosure Letter have the meanings specified in this Agreement unless specifically defined in such disclosure letter.

(6) Knowledge.

(a) Where any representation, warranty or covenant is expressly qualified by reference to the knowledge of Nova it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of the following Nova executive officers: Hashim Ahmed, Chief Executive Officer, Bill Tsang, Chief Financial Officer Brian Ferrey, Vice President Corporate Development and Strategy and Greg DiTomaso, Vice President, Investor Relations.

(b) Where any representation, warranty or covenant is expressly qualified by reference to the knowledge of Metalla it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of the following Metalla executive officers: Brett Heath, President and Chief Executive Officer, Saurabh Handa, Chief Financial Officer, Drew Clark, Vice President Corporate Development, and Sunny Sara, Vice President Acquisitions.

(7) Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Nova or Metalla required to be made shall be made in a manner consistent with IFRS.

(8) Statutes and Rules. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10) Time References. Time shall be of the essence in every matter or action contemplated hereunder. References to time are to local time in Vancouver, British Columbia.

(11) Date for any Action. If the date on which any action is required to be taken hereunder by any Party is not a Business Day, that action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.3 Schedules.

(1) The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part of this Agreement for all purposes of it:

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Representations and Warranties of Nova
Schedule D	Representations and Warranties of Metalla

(2) The Nova Disclosure Letter and the Metalla Disclosure Letter form an integral part of this Agreement for all purposes of it.

(3) The Nova Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed, on advice of counsel, pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party is required to disclose it, on advice of counsel, in order to enforce or exercise its rights under this Agreement.

(4) The Metalla Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed, on advice of counsel, pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) a Party is required to disclose it, on advice of counsel, in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement.

Nova and Metalla agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Nova agrees to file, or cause to be filed, the Arrangement Filings to implement the Plan of Arrangement in accordance with, and subject to, the terms and conditions of this Agreement, if such filing is required under the BCBCA. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that among other things, Metalla shall become the holder of all of the outstanding Nova Shares.

Section 2.2 Interim Order.

(1) As soon as reasonably practicable following the execution of this Agreement, Nova shall apply to the Court in a manner acceptable to Metalla, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA and, subject to timely comment by Metalla (which comments will reasonably be considered by Nova), prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Nova Meeting and for the manner in which such notice is to be provided;

(b) for confirmation of the record date for the Nova Meeting referred to in Section 2.3(1)(d) (which date shall be fixed and filed by Nova in consultation with Metalla, acting reasonably);

(c) that the required level of approval (the "Required Nova Approval") for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Nova Shareholders present in person or represented by proxy at the Nova Meeting, and if required, a simple majority of the votes cast on the Nova Arrangement Resolution by minority Nova Shareholders within the meaning of MI 61-101 present in person or by proxy at the Nova Meeting;

(d) that the terms, restrictions and conditions of Nova's Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Nova Meeting subject to any of the terms of the Interim Order;

(e) for the grant of the Dissent Rights only to those Nova Shareholders who are registered Nova Shareholders;

(f) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) that the Nova Meeting may be adjourned or postponed from time to time by Nova in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(h) that the record date for Nova entitled to notice of and to vote at the Nova Meeting will not change in respect of any adjournment(s) or postponement(s) of the Nova Meeting, unless required by Law or the Court;

(i) that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption") with respect to the issuance of the Metalla Shares and Replacement Options pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(j) for such other matters as Metalla or Nova may reasonably require, subject to obtaining the prior consent of such other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3 The Nova Meeting.

(1) Subject to the terms of this Agreement and the Interim Order, Nova shall:

(a) convene and conduct the Nova Meeting in accordance with the Interim Order, Nova's Constating Documents, and applicable Laws as soon as reasonably practicable (with the aim to convene and conduct the Nova Meeting by November 16, 2023, and in any event on or before November 30, 2023, or such later as may be agreed to Metalla and Nova, each acting reasonably, and subject to Section 2.3(1)(a) of the Nova Disclosure Letter) (and, in that regard, Nova may abridge, as necessary, any time periods that may be abridged under NI 54-101)), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Nova Circular and agreed to by Metalla, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Nova Meeting (except as required by applicable Law or by valid Nova Shareholder action) without the prior written consent of Metalla, except in the case of an adjournment, as required for quorum purposes, as required or permitted under Section 4.7(3) or Section 5.3(5) or required by Law or a Governmental Entity;

(b) subject to Article 5, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Nova Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by Metalla, acting reasonably, using dealer and proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution and considering the input of Metalla with respect to the solicitation for proxies in respect of the Nova Meeting;

(c) provide Metalla with copies of or access to information regarding the Nova Meeting generated by any dealer or proxy solicitations services firm retained by Nova, as requested from time to time by Metalla, acting reasonably;

(d) fix and publish a record date for the purposes of determining the Nova Shareholders entitled to receive notice of and vote at the Nova Meeting in accordance with the Interim Order;

(e) allow Metalla Representatives and legal counsel to attend the Nova Meeting;

(f) promptly advise Metalla, at such times as Metalla may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Nova Meeting, as to the aggregate tally of the proxies received by Nova in respect of the Arrangement Resolution; and

(g) promptly advise Metalla of any purported exercise of Dissent Rights (or change in such purported exercise), if Nova receives any written notice of dissent, and of any written communications sent by or on behalf of Nova to any Nova Shareholder exercising or purporting to exercise Dissent Rights.

Section 2.4 The Nova Circular.

(1) Nova shall prepare and complete the Nova Circular, together with any other documents required by Law in connection with the Nova Meeting, and the Arrangement.

(2) Nova shall (a) as promptly as reasonably practicable following the date of this Agreement, prepare the Nova Circular (together with any other documents required by applicable Laws in connection with the Nova Meeting) in compliance in all material respects with all applicable Laws, and (b) as promptly as reasonably practicable after obtaining the Interim Order file or furnish, as applicable, the Nova Circular with respect to the Nova Meeting in all jurisdictions where the same is required to be filed or furnished and mail the same as required by the Interim Order and in accordance with all applicable Laws in all jurisdictions where the same is required to be mailed (it being understood that Nova will exercise reasonable efforts to so file, furnish and mail the Nova Circular on or before October 18, 2023 and shall, in any event, so file, furnish and mail the Nova Circular by no later than the close of business on November 9, 2023 or such later as may be agreed to Metalla and Nova, each acting reasonably, and subject to Section 2.4(2) of the Nova Disclosure Letter). If necessary, Nova may, in consultation with Metalla abridge the timing contemplated by NI 54-101, as provided in section 2.20 thereof (provided, however, that for greater certainty, the foregoing shall not involve or require making of an application for a waiver or exemption from the requirements of NI 54-101).

(3) Nova shall ensure that the Nova Circular complies in all material respects with all Laws and stock exchange rules, does not contain any Misrepresentation (except that Nova shall not be responsible for any information that is furnished by or on behalf of Metalla or Metalla Representatives for inclusion or incorporation by reference in the Nova Circular) and provides the Nova Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Nova Meeting. Without limiting the generality of the foregoing, the Nova Circular must include: (a) a copy of the Nova Fairness Opinions, (b) a statement that the Nova Board has received the Nova Fairness Opinions, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Nova and recommends that Nova Shareholders vote in favour of the Arrangement Resolution (the "Nova Board Recommendation"), (c) a statement that, subject to the terms of this Agreement and the Nova Voting Agreements, each director and executive officer of Nova has agreed pursuant to a Nova Voting Agreement to vote all of such individual's Nova Shares in favour of the Arrangement Resolution and against any resolution submitted by any Nova Shareholder that is inconsistent with the Arrangement, and (d) all statements as in the reasonable judgment of Nova and its legal counsel are required to allow the Parties to rely on the Section 3(a)(10) Exemption.

(4) Nova shall give Metalla and its legal counsel a reasonable opportunity to review and comment on drafts of the Nova Circular and other related documents, and shall give reasonable consideration to any comments made by Metalla and its legal counsel.

(5) Metalla shall provide or cause to be provided all necessary information concerning itself and its affiliates and all ancillary documents in respect of its material mineral assets and properties, including one or more NI 43-101 compliant technical reports on its material properties (if required by applicable Law), together with other related required documents. Metalla shall provide any pro forma financial statements prepared in accordance with IFRS and applicable Laws required for inclusion in the Nova Circular or in any amendments or supplements to such Nova Circular in order for such documents to comply with applicable Law. Metalla shall also use commercially reasonable efforts to obtain any necessary certificates and/or consents from any of its auditors, independent qualified persons and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in or with the Nova Circular. Metalla shall ensure that such information that it provides or that is provided on its behalf does not contain any Misrepresentation.

(6) Each Party shall promptly notify the other Party if it becomes aware that the Nova Circular contains or may contain a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate as determined by Nova, and Nova shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Nova Shareholders and, if required by a court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(7) Nova shall promptly advise Metalla of any communication (written or oral) received by Nova from the TSXV, any of the Securities Authorities or any other Governmental Entity in connection with the Nova Circular.

Section 2.5 Final Order.

(1) Subject to the terms of this Agreement, if the Interim Order is obtained and the Arrangement Resolution is passed at the Nova Meeting, Nova shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue a petition for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than five

(5) Business Days after the later of the date the Arrangement Resolution is approved at the Nova Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings.

(1) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Nova shall, subject to the terms of this Agreement:

(a) diligently pursue, and cooperate with Metalla in diligently pursuing, the Interim Order and the Final Order;

(b) provide legal counsel to Metalla with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to such comments;

(c) provide copies of any notice of appearance, evidence or other documents served on Nova or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Metalla's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Metalla is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Metalla's obligations, or diminishes or limits Metalla's rights, set forth in any such filed or served materials or under this Agreement;

(f) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Metalla; and

(a) not unreasonably object to legal counsel to Metalla making such submissions at the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that, Metalla advises Nova of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(2) In connection with all Court proceedings relating to obtaining the Interim Order or Final Order, Metalla will cooperate and assist Nova, including by providing or causing to be provided to Nova on a timely basis any information reasonably required by Nova or its counsel to be supplied by Metalla.

Section 2.7 Treatment of Nova Convertible Securities

The Parties acknowledge and agree that:

(1) pursuant to the provisions of the Nova Share Compensation Plan, Nova shall take such actions as are necessary to facilitate as necessary the acceleration of vesting and exercisability of any unvested Nova Options as may be necessary or desirable to allow the Nova Optionholders to exercise their Nova Options for the purpose of participating in the Arrangement. Any Nova Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time and that remain outstanding immediately prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Nova and Metalla shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing; and

(2) pursuant to the provisions of the Nova Share Compensation Plan, Nova shall take such actions as are necessary to facilitate as necessary the acceleration of vesting of any unvested Nova RSUs as may be necessary or desirable to allow the holders of Nova RSUs to settle their vested Nova RSUs for the purpose of participating in the Arrangement. Nova and Metalla shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.8 The Arrangement

The Plan of Arrangement is the agreed plan of arrangement and shall not be amended, modified, supplemented, changed or varied, except in accordance with its terms, and approved by Nova and Metalla as provided for therein.

Section 2.9 Effective Date.

(1) The Arrangement shall be effective at the Effective Time on the date that is the earlier of (i) the date that is five (5) business days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date) and (ii) such date as is mutually agreed to in writing by the Parties (the "Effective Date").

(2) From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Law, including the BCBCA.

(3) The closing of the Arrangement will take place at the offices of DLA Piper (Canada) LLP, 1133 Melville St, Vancouver, BC, or at such other location as may be agreed upon by the Parties.

Section 2.10 Announcement and Shareholder Communications.

(1) Metalla and Nova shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party's announcement to be approved by the other Party in advance, acting reasonably. Metalla and Nova agree to cooperate in the preparation of presentations, if any, to the Nova Shareholders regarding the transactions contemplated by this Agreement.

(2) No Party shall:

(a) issue any press release or make public statement or announcement or other public disclosure (including oral statements) with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); or

(b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing under Law or stock exchange rules (including the rules of the TSXV, and in the case of Metalla, the rules of the NYSE American), and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its legal counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

Section 2.11 List of Shareholders

At the reasonable request of Metalla from time to time, Nova shall provide Metalla with a list of (a) the registered Nova Shareholders, together with their addresses and respective holdings of Nova Shares, (b) the names, addresses and holdings of all Persons having rights issued by Nova to acquire Nova Shares (including holders of Nova Options and Nova RSUs), and (c) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Nova Shares, together with their addresses and respective holdings of Nova Shares. Nova shall from time to time require that its registrar and transfer agent furnish Metalla with such additional information, including updated or additional lists of Nova Shareholders, and lists of securities positions and other assistance as Metalla may reasonably request in order to be able to communicate with respect to the Arrangement with the Nova Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.12 Payment of Consideration

Metalla shall, following receipt of the Final Order and prior to the Effective Time, provide, or cause to be provided to, the Depositary an irrevocable direction for the issuance of Consideration Shares (the terms and conditions of such direction to be satisfactory to Nova and Metalla, acting reasonably) in order to satisfy the aggregate Consideration as provided in the Plan of Arrangement (other than with respect to Nova Shareholders exercising Dissent Rights), and to reserve for issue and allotment, such number of Metalla Shares as is necessary upon exercise or vesting of the Replacement Options.

Section 2.13 Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Metalla Shares issued to such Person pursuant to the Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depositary will be liable for any loss arising out of any sale.

Section 2.14 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued on completion to Nova Shareholders and all Replacement Options issued on completion to Nova Optionholders will be issued by Metalla in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(1) the Arrangement will be subject to the approval of the Court;

(2) the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(3) based on the Parties' understanding of the Law, the Court will be required to satisfy itself as to the fairness and reasonableness of the Arrangement to the Nova Shareholders and the Nova Optionholders, subject to the Arrangement;

(4) Nova will ensure that each Person entitled to receive Consideration Shares or Replacement Options on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5) each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Metalla in reliance on the Section 3(a)(10) Exemption;

(6) each Person entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Metalla in reliance on the Section 3(a)(10) Exemption;

(7) the Final Order approving the Arrangement that is obtained from the Court will state that the terms and conditions of the Arrangement are approved by the Court as being fair, both procedurally and substantively, to the Nova Shareholders; and the Nova Optionholders;

(8) the Interim Order approving the Nova Meeting will specify that each Nova Shareholder and each holder of Nova Options or Nova RSUs will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(9) Nova shall request that the Final Order include a statement substantially to the following effect:

"This Order will serve as the basis of a claim to an exemption pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended from the registration requirements otherwise imposed by that Act regarding the distribution of securities of Metalla pursuant to the Plan of Arrangement."

Section 2.15 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement and the Plan of Arrangement are intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each of the parties hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, and shall treat this Agreement and the Plan of Arrangement as a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Tax law. Except for any transactions contemplated by this Agreement and the Plan of Arrangement, each party hereto shall act in a manner that is consistent with the parties' intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes and any corresponding provision of applicable state law, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Notwithstanding the foregoing, neither party hereto makes any representation, warranty or covenant to any other party or to any Nova Shareholder, Metalla Shareholder or other holder of Nova securities or Metalla securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Nova.

(1) Except (i) to the extent qualified as set forth in the Nova Disclosure Letter or (ii) as disclosed in the Nova Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Nova represents and warrants to Metalla as set forth in Schedule C and acknowledges and agrees that Metalla is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2) The representations and warranties of Nova contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of Metalla.

(1) Except (i) to the extent qualified as set forth in the Metalla Disclosure Letter or (ii) as disclosed in the Metalla Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Metalla represents and warrants to Nova as set forth in Schedule D and acknowledges and agrees that Nova is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2) The representations and warranties of Metalla contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Covenants of Nova Regarding the Conduct of Business.

(1) Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Metalla (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by this Agreement; (iii) as required by Law; (iv) as required in connection with a Pre-Acquisition Reorganization; or (v) as set out in the Nova Disclosure Letter, Nova shall, and shall cause its Subsidiary to, conduct business in the Ordinary Course, and in accordance with applicable Laws and shall use reasonable commercial efforts to preserve intact Nova and its Subsidiary's business organization, assets, employees, goodwill, business and community relationships and relationships with Governmental Entities.

(2) Without limiting the generality of Section 4.1(1), until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Metalla (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by this Agreement; (iii) as required by Law; (iv) as required in connection with a Pre-Acquisition Reorganization; or (v) as set out in the Nova Disclosure Letter, Nova shall not, and shall not permit its Subsidiary to, directly or indirectly:

(a) amend its Constating Documents or, in the case of its Subsidiary which is not a corporation, its similar organizational documents;

(b) split, combine, consolidate or reclassify any shares of Nova or its Subsidiary, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), or reduce the stated capital of the Nova Shares;

(c) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares in the capital of Nova or its Subsidiary;

(d) issue, deliver or sell, pledge, grant or authorize the issuance, delivery or sale of any shares, options, warrants or similar rights exercisable or exchangeable for or convertible into such shares, of Nova or its Subsidiary, except for the issuance of Nova Shares issuable upon the exercise or vesting, as applicable, of the currently outstanding Nova Options and Nova RSUs and in connection with the Nova Convertible Loan Facility, if applicable or issuances of Nova Shares pursuant to contractual obligations relating to the Nova Royalties existing as of the date hereof;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, real properties or businesses, other than obligations existing as of the date hereof;

(f) sell, lease, transfer or otherwise dispose of any of its assets with an aggregate amount exceeding $1,000,000;

(g) grant or create, or authorize the grant or creation of any Encumbrance over any of its assets;

(h) make any payment for any liability or obligation or otherwise, outside of the Ordinary Course or in connection with the transactions contemplated herein, or which exceeds $100,000;

(i) prepay any long-term indebtedness before its scheduled maturity, other than repayments of indebtedness in the Ordinary Course or pursuant to the Nova Convertible Loan Facility;

(j) make any loan or advance to, or any capital contribution or investment in, or assume, guarantee, indemnify or otherwise become liable with respect to the liabilities or obligations of, any Person other than inter-company debt to its Subsidiary in the Ordinary Course;

(k) incur, authorize, agree or otherwise commit to incur, any indebtedness for borrowed money or any other liability or obligation (except for trade payables incurred in the Ordinary Course), or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(l) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(m) make any change in Nova's accounting methods, principles or practices, except as required under IFRS;

(n) employ or alter conditions of employment or engagement of any employees (except as required by applicable Law), or establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(o) grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Nova Employees, other than as may be required pursuant to the terms of any existing employment agreements or applicable Laws;

(n) (i) increase any severance, change of control or termination pay to any Nova Employee, director or officer of Nova or its Subsidiary; (ii) increase the benefits payable under any existing severance or termination pay policies with any Nova Employee, director or officer of Nova or its Subsidiary; (iii) increase the benefits payable under any employment agreements with any Nova Employee, director or executive officer of Nova or its Subsidiary; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or executive officer of Nova; (v) increase compensation, bonus levels or other benefits payable to any director or executive officer of Nova or to any Nova Employee;

(p) make any severance, change of control or termination payment not required to be paid under a Contract in effect on the date of this Agreement;

(q) waive, release, assign, settle or compromise any dispute, litigation, proceeding or governmental investigation that could require a payment by, or release of another Person of an obligation to, Nova or its Subsidiary in excess of $50,000 individually or $500,000 in the aggregate;

(r) amend or modify in any respect or transfer, terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(s) take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted;

(t) except as contemplated in Section 4.8, terminate, cancel or let lapse any material insurance policy of Nova or its Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(u) negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Nova or its Subsidiary and another person, except in the Ordinary Course;

(v) (i) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax; (ii) amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of any Tax Return, except as may be required pursuant to applicable Law; (iii) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (iv) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (v) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(w) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding up of Nova or its Subsidiary or affiliates; or

(x) authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.2 Covenants of Nova Regarding the Arrangement.

(1) Nova shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a) using commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Section 6.3 to the extent the same is within its control;

(b) without limiting the generality of Section 4.2(1)(a), using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required (i) in connection with the Arrangement or (ii) required in order to maintain the Nova Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Metalla, and without paying, and without committing itself or Metalla to pay, any consideration or incur any liability or obligation without the prior written consent of Metalla, acting reasonably;

(c) using its commercially reasonable efforts to, upon reasonable consultation with Metalla, oppose and seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d) using its commercially reasonable efforts to carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiary with respect to this Agreement or the Arrangement;

(e) not taking any action or entering into any transaction, or permitting its Subsidiary to take any action or enter into any transaction, which is inconsistent with this Agreement, which would render any representation or warranty made by it incorrect or not true, or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;

(f) using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Nova and its Subsidiary relating to the Arrangement;

(g) using its commercially reasonable efforts to take all necessary actions to cause the Nova Shares to be delisted from the TSXV at or following the Effective Time.

(2) Nova shall promptly notify Metalla if:

(a) any Material Adverse Effect occurs in respect of Nova;

(b) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c) unless prohibited by Law, any notice or other communication from any Governmental Entity is received in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Metalla); and

(d) any filing, action, suit, claim, investigation or proceeding is commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting this Agreement, the Arrangement or any of the transactions contemplated by this Agreement.

Section 4.3 Covenants of Metalla Regarding the Conduct of Business.

(1) Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Nova (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as set out in the Metalla Disclosure Letter, Metalla shall, and shall cause each of its Subsidiaries to, conduct business in all material respects in the Ordinary Course, and in accordance with applicable Laws and shall use reasonable commercial efforts to preserve intact Metalla and its Subsidiaries' business organization, assets, employees, goodwill, business and community relationships and relationships with Governmental Entities.

(2) Without limiting the generality of Section 4.3(1), Metalla covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Nova (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as set out in the Metalla Disclosure Letter, Metalla shall not, and Metalla shall not permit any of its Subsidiaries to, directly or indirectly:

(a) amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b) split, combine, consolidate or reclassify any shares of Metalla or any Subsidiary, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) other than the Metalla Special Dividend, or reduce the stated capital of the Metalla Shares;

(c) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of Metalla or any of its Subsidiaries;

(d) issue, deliver or sell, pledge, grant or authorize the issuance, delivery or sale of any shares, options, warrants or similar rights exercisable or exchangeable for or convertible into such shares, of Metalla or any of its Subsidiaries, except for the issuance of Metalla Shares issuable under the Metalla Convertible Loan Facility or upon the exercise or vesting, as applicable, of the currently outstanding Metalla convertible securities, or issuances of Metalla Shares pursuant to contractual obligations relating to the Metalla Royalties existing as of the date hereof;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, real properties or businesses other than arm's length agreements on commercially reasonable terms that are budgeted obligations existing as of the date hereof or interests contemplated in Metalla's current budget;

(f) sell, lease, transfer or otherwise dispose of any of its assets with an aggregate amount exceeding $1,000,000;

(g) grant or create, or authorize the grant or creation of any Encumbrance over any of its assets other than pursuant to the terms of the Metalla Convertible Loan Facility;

(h) make any payment for any liability or obligation or otherwise, outside of the Ordinary Course or in connection with the transactions contemplated herein, and which exceeds $100,000;

(i) prepay any long-term indebtedness before its scheduled maturity, other than repayments of indebtedness in the Ordinary Course or pursuant to the terms of the Metalla Convertible Loan Facility;

(j) make any loan or advance to, or any capital contribution or investment in, or assume, guarantee, indemnify or otherwise become liable with respect to the liabilities or obligations of, any Person other than inter-company debt to a Subsidiary in the Ordinary Course;

(k) incur, authorize, agree or otherwise commit to incur, any indebtedness for borrowed money or any other liability or obligation (except for trade payables incurred in the Ordinary Course or under the terms of the Metalla Convertible Loan Facility), or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(l) enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(m) make any change in Metalla's accounting methods, principles or practices, except as required under IFRS;

(n) waive, release, assign, settle or compromise any dispute, litigation, proceeding or governmental investigation that could require a payment by, or release of another Person of an obligation to, Metalla or any of its Subsidiaries in excess of $50,000 individually or $500,000 in the aggregate;

(o) amend or modify in any respect or transfer, terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(p) take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted;

(q) except as contemplated in Section 4.8, amend, modify or terminate any material insurance policy of Metalla or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(r) (i) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax; (ii) amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of any Tax Return, except as may be required pursuant to applicable Law; (iii) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement; (iv) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement; or (v) settle (or offer to settle) any Tax claim, audit, proceeding or re-assessment;

(s) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding up of Metalla or any of its Subsidiaries or affiliates; or

(t) authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.4 Covenants of Metalla Relating to the Arrangement.

(1) Metalla shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a) using reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Section 6.2 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement;

(b) without limiting the generality of Section 4.4(1)(a), using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required in connection with the Arrangement or (ii) required in order to maintain the Metalla Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Nova and without paying, and without committing itself or Nova to pay, any consideration or incur any liability or obligation without the prior written consent of Nova, acting reasonably;

(c) using its commercially reasonable efforts to take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d) using its commercially reasonable efforts to, upon reasonable consultation with Nova, oppose and seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings or lawsuits to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e) using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Metalla and its Subsidiaries relating to the Arrangement;

(f) not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement, which would render any representation or warranty made by it incorrect or not true, or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement;

(g) complying with the requirements of the TSXV and the NYSE American applicable to Metalla which are relevant to this Agreement;

(h) applying for and using commercially reasonable efforts to obtain conditional listing approval of the TSXV and approval of the NYSE American for the listing and posting for trading of the Consideration Shares forming part of the Consideration and the Metalla Shares issuable on exercise or vesting of the Replacement Options on the TSXV and the NYSE American, subject only to the satisfaction of customary conditions required by such exchange; and

(i) allotting and reserving for issuance at or prior to the Effective Time a sufficient number of Consideration Shares and Metalla Shares to meet the obligations of Metalla under the Plan of Arrangement.

(2) Metalla shall promptly notify Nova of:

(a) any Material Adverse Effect occurs in respect of Metalla;

(b) unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c) any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to Nova); or

(d) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting this Agreement, the Arrangement or any of the transactions contemplated by this Agreement.

Section 4.5 Regulatory Matters.

With respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, subject to the terms and conditions of this Agreement and until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party, as applicable to that Party, covenants and agrees to:

(1) use its commercially reasonable efforts to:

(a) obtain all required Regulatory Approvals and cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party; and

(b) as regards to any request or notice from any Governmental Entity requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, to respond promptly; and

(i) cooperate with the other Party; and

(ii) furnish to the other Party such information and assistance as a Party may reasonably request,

in connection with preparing any submission or response to such request or notice from a Governmental Entity;

(2) as regards to any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding all required Regulatory Approvals:

(a) provide the other Party with drafts thereof in advance;

(b) permit the other Party a reasonable opportunity to review in advance and comment thereon;

(c) agree to consider those comments in good faith; and

(d) provide the other Party with final copies thereof,

provided that any competitively sensitive information included therein may be provided on an "external counsel only" basis; and

(3) keep the other Party reasonably informed, on a timely basis, of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party.

Section 4.6 Access to Information; Confidentiality.

(1) From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to applicable Law and the terms of any existing Contracts, each Party shall give the other Party and its Representatives reasonable access to the offices, properties, officers, books and records of such Party and its Subsidiaries during normal business hours and in such a manner as to not unreasonably interfere with the conduct of the business of the furnishing Party and its Subsidiaries and furnish to the other Party and its Representatives such financial and operating data and other filings, reports and information as such Party may reasonably request, and then only so long as such access does not unduly interfere with the Ordinary Course conduct of the business of such furnishing Party.

(2) Neither Metalla nor any of its Representatives will contact any Nova Employees, suppliers, customers, clients or financing sources of Nova with respect to the transactions contemplated by this Agreement or otherwise outside of the Ordinary Course.

(3) Without limiting the generality of the provisions of the Confidentiality Agreement, the Parties acknowledge that all information provided to it under this Section 4.6(1) or otherwise pursuant to this Agreement or in connection with the transactions contemplated under this Agreement is subject to the Confidentiality Agreement that will remain in full force and effect in accordance with its terms notwithstanding any other provisions of this Agreement or any termination of this Agreement.

Section 4.7 Notice and Cure Provisions.

(1) During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from acts or omissions of a Party which are expressly permitted or required by this Agreement); or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2) Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3) Metalla may not exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and Nova may not exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. If the terminating Party delivers such notice prior to the date of the Nova Meeting, unless the Parties agree otherwise, Nova shall postpone the Nova Meeting until the earlier of five (5) Business Days prior to the Outside Date and the date that is fifteen (15) Business Days following receipt of such notice by the breaching Party. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach.

Section 4.8 Insurance and Indemnification.

(1) Prior to the Effective Time, Nova shall be permitted to purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Nova and its Subsidiary which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided that the premiums therefor will not exceed the amount set forth in Section 4.8 of the Nova Disclosure Letter. Metalla will, or will cause Nova and its Subsidiary to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

(2) From and after the Effective Time, Metalla shall, and shall cause Nova and its Subsidiary to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Nova and its Subsidiary to the extent that they are included in Constating Documents of Nova or its Subsidiary, provided for by Law, disclosed to Metalla in the Nova Disclosure Letter or otherwise disclosed in the Nova Filings and Metalla acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3) If Metalla, Nova or any of their respective Subsidiaries, or any of their respective successors or assigns: (i) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation or (ii) transfers all or substantially all of its properties and assets to any Person, Metalla shall ensure that any such successor or assign (including, as applicable, any acquiror of substantially all of the properties and assets of Nova or its Subsidiary) assumes all of the obligations set forth in this Section 4.8.

(4) The provisions of this Section 4.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Nova hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 4.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

Section 4.9 Employment Agreements; Control of Business

(1) Prior to the Effective Time, Nova shall cause, and it shall cause its Subsidiary to cause, all directors and officers of Nova and its Subsidiary to provide resignations and releases of all claims against Nova and its Subsidiary or shall terminate such officers effective as at the Effective Time.

(2) Metalla agrees that Metalla and Nova and each of their respective Subsidiaries and any successor to Metalla and Nova shall honour and comply with the terms of all of the severance payment obligations of Nova or its Subsidiary under the existing employment, consulting, change of control and severance Contracts of Nova or its Subsidiary that are disclosed in Section 4.9(2) of the Nova Disclosure Letter, and without limiting the generality of the foregoing, Metalla shall fund any such payments that become payable as a result of the Arrangement or as a result of any action or inaction taken by Nova in accordance with the terms of this Agreement in exchange for the execution of full and final releases of Nova and its Subsidiary from all liability and obligations including in respect of the change of control entitlements in favour of Nova and in form and substance satisfactory to the Nova and Metalla, acting reasonably; without limiting the generality of the foregoing, Metalla agrees that the obligation to fund the foregoing payments is in addition to the requirement to fund any other fees, costs and expenses that become payable as a result of the Arrangement.

(3) Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its Subsidiaries' respective operations.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Nova Non-Solicitation.

(1) Except as expressly permitted in Article 5, Nova shall not, and shall not authorize or permit its affiliates and its and their officers, directors, employees, representatives (including any financial or other adviser) or agents (collectively, the "Nova Representatives") to, directly or indirectly:

(a) solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing information (including verbally) or documents to, or providing access to, the properties, facilities, books or records of Nova or its Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Metalla) regarding any Acquisition Proposal, provided however that Nova may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(c) make a Nova Change in Recommendation, provided that it shall not be a breach by Nova of Article 5 if the basis for the Nova Change in Recommendation is a Material Adverse Effect with respect to Metalla or in circumstances in which, in the opinion of the Nova Board, acting in good faith and after receiving advice from its financial advisor and legal counsel, the Nova Board is required to make a Nova Change in Recommendation in order to comply with its fiduciary duties;

(d) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral for more than five (5) Business Days after formal announcement of, any Acquisition Proposal; or

(e) accept or enter into or publicly propose to accept or enter into any letter of intent, memorandum of understanding, agreement in principle or agreement in respect of an Acquisition Proposal (other than a confidentiality agreement described in Section 5.1(4)), provided, however, that nothing contained in this Article 5 or any other provision of this Agreement shall prevent Nova from, and Nova shall be permitted to: (i) engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal after the date hereof and prior to the Effective Time, that did not result from a breach of this Section 5.1(1) and that the Nova Board has reasonably determined constitutes or could reasonably be expected to result in a Superior Proposal (ii) respond, within the time and in the manner required by applicable Laws, to any take-over bid or tender or exchange offer that it determines is not a Superior Proposal; or (iii) provide information and access and participate in discussions pursuant to Section 5.1(4) to any Person where the requirements of Section 5.1(4) are met.

(2) Nova shall, and shall cause its Subsidiary and the Nova Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities whenever commenced with any Person (other than Metalla) with respect to any inquiry, proposal or offer that constitutes, or reasonably could be expected to lead to, an Acquisition Proposal in respect of Nova, and in connection with such termination shall promptly:

(a) discontinue access by, and disclosure to, any Person (other than Metalla and the Metalla Representatives) of Nova and its Subsidiary's confidential information, including without limitation to the Data Room;

(b) exercise all rights it has (or cause its Subsidiary to exercise any rights that they have) to require, the return or destruction of all confidential information (including derivative information) regarding Nova and its Subsidiary previously provided to any Person (other than Metalla or the Metalla Representatives) in connection with a possible Acquisition Proposal to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to ensure that such requests are fully complied with to the extent Nova is entitled;

(c) cease providing any information or documents to any Person (other than Metalla and Metalla Representatives) where providing such information or documents could reasonably be expected to lead to an Acquisition Proposal by such Person; and

(d) cease providing access to the properties and facilities of Nova and its Subsidiary where providing such access could reasonably be expected to lead to an Acquisition Proposal by such Person.

(3) Nova shall use commercially reasonable efforts to enforce each "standstill" or similar provision in any agreement containing such a clause and to which Nova or a Subsidiary is Party, and neither Nova, nor any Subsidiary nor the Nova Representatives have or will, without the prior written consent of Metalla (which may be withheld or delayed in Metalla's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting Nova, or its Subsidiary, under any "standstill" or similar restriction under an agreement to which Nova or any Subsidiary is a party, it being acknowledged and agreed that the automatic termination or release of the standstill provisions of any such agreement as a result of the entering into of this Agreement by Nova, pursuant to the express terms of any such agreement shall not be a violation of this Section 5.1. Notwithstanding anything contained in this Article 5 or any other provision of this Agreement, Nova may waive or amend standstill provisions or release a Person from a standstill provision to the extent necessary to allow the making by such Person of a confidential Acquisition Proposal to Nova, so long as Nova promptly notifies Metalla of any such waiver, amendment or release.

(4) If at any time following the date of this Agreement and prior to the Effective Time, Nova receives an unsolicited bona fide written Acquisition Proposal that the Nova Board determines in good faith, after consultation with its legal counsel and financial advisors, is, or could reasonably be expected to lead to a Superior Proposal and which did not result from a material breach of this Article 5, then Nova may, but provided Nova is in compliance with this Article 5:

(a) furnish information or documents with respect to Nova and its Subsidiary to the Person making such Acquisition Proposal; and/or

(b) participate in discussions or negotiations with, or otherwise cooperate and assist, the Person making such Acquisition Proposal and its Representatives,

provided that Nova shall not, and shall not allow the Nova Representatives to, disclose any non-public information with respect to Nova to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Metalla; (ii) without entering into an agreement that contains confidentiality, standstill and other provisions that are not more favourable to such person than the terms found in the Confidentiality Agreement; and (iii) without promptly providing a copy of such confidentiality agreements to Metalla. In particular, but without limitation, such agreement may not include any provision calling for an exclusive right to negotiate with Nova and may not restrict Nova or its Subsidiary from complying with this Section 5.1.

Section 5.2 Notification of Acquisition Proposals.

(1) If Nova or its Subsidiary or the Nova Representatives, receives any unsolicited bona fide written Acquisition Proposal or any written inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or any written request for copies of, access to, or disclosure of, confidential information relating to Nova or any Subsidiary, or access to the properties or facilities of Nova or any Subsidiary, Nova shall promptly notify Metalla, at first orally, and then within 24 hours in writing, of:

(a) such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Person(s) making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents received in respect of, from or on behalf of any such Person; and

(b) the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Superior Proposals and Metalla Right to Match.

(1) Provided that Nova is in compliance with Section 5.1 and Section 5.2 in all respects, if Nova receives an Acquisition Proposal that constitutes a Superior Proposal prior to the receipt of the Required Nova Approval, the Nova Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement (which excludes, for greater certainty, a confidentiality agreement described in Section 5.1(4)) with respect to such Acquisition Proposal that is a Superior Proposal, or make a Nova Change in Recommendation, if and only if:

(a) Nova has been, and continues to be, in compliance with its obligations under this Article 5 with respect to such Superior Proposal;

(b) Nova has delivered to Metalla a written notice of the determination of the Nova Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Nova Board to enter into such definitive agreement (the "Superior Proposal Notice");

(c) if the Superior Proposal contains non-cash consideration other than securities quoted on a public market, a written notice from the Nova Board regarding the value and financial terms that the Nova Board, in consultation with its financial advisors, has determined should be ascribed to such non-cash consideration;

(d) Nova has provided Metalla a copy of the proposed definitive agreement for the Superior Proposal;

(e) at least five (5) Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which Nova delivered the Superior Proposal Notice and the date on which Nova delivered copy of the proposed definitive agreement for the Superior Proposal;

(f) during the Matching Period, Metalla shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in accordance with Section 5.3(2), and subsequently, if Metalla does propose to amend this Agreement and the Arrangement and the Nova Board determines in good faith, after consultation with Nova's legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of this Agreement and the Arrangement as proposed to be amended by Metalla under Section 5.3(2); and

(g) the Board determines to concurrently, and concurrently does,

(i) enter into such definitive agreement,

(ii) terminate this Agreement pursuant to Section 7.2(1)(c)(iii),

(iii) and pays the Termination Fee pursuant to Section 8.2.

(2) During the Matching Period: (a) the Nova Board shall review in good faith any offer made by Metalla under Section 5.3(1)(f) to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if Metalla offers to amend the terms of this Agreement and the Arrangement, Nova shall negotiate in good faith with Metalla to make such amendments to the terms of this Agreement and the Arrangement as would enable the Parties to proceed with the transactions contemplated by this Agreement on such amended terms. If the Nova Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Nova shall promptly so advise Metalla, and Nova and Metalla shall amend this Agreement to reflect such offer made by Metalla, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.3, and Metalla shall be afforded a new Matching Period from the later of the date on which Nova delivers the Superior Proposal Notice and the date on which Nova delivers a copy of the definitive agreement for the new Superior Proposal.

(4) The Nova Board shall promptly reaffirm the Nova Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Nova Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.3(2) would result in an Acquisition Proposal no longer being a Superior Proposal. Nova shall provide Metalla and its legal counsel with a reasonable opportunity to review the form and content of any such press release.

(5) If Nova provides a Superior Proposal Notice to Metalla after a date that is less than ten (10) Business Days before the Nova Meeting, Nova may, and upon the request of Metalla shall, either proceed with or postpone the Nova Meeting, to a date that is not more than ten (10) Business Days after the scheduled date of the Nova Meeting or if Nova does not specify such date, to the tenth Business Day after the scheduled date of the Nova Meeting and in such circumstances Nova shall not otherwise propose to adjourn or postpone the Nova Meeting without Metalla's prior written consent, such consent not to be unreasonably withheld.

(6) Nothing contained in this Agreement shall prohibit the Nova Board from responding through a directors' circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, or from making a Nova Change in Recommendation as a result of Metalla having suffered a Material Adverse Effect or if in the opinion of the Nova Board, acting in good faith and after receiving advice from its financial advisor and legal counsel, the Nova Board is required to make a Nova Change in Recommendation in order to comply with its fiduciary duties.

(7) Without limiting the generality of the foregoing, Nova shall advise its Subsidiary and the Nova Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by Nova, its Subsidiary or the Nova Representatives is deemed to be a breach of this Article 5 by Nova.

Section 5.4 Metalla Non-Solicitation

(1) Metalla shall not, at any time prior to the Effective Date without the prior written consent of Nova, directly or indirectly, through any officer, director, employee, representative (including financial or other adviser) or agent of Metalla or of any of its Subsidiaries (collectively "Metalla Representatives") and shall not permit any Metalla Representative to solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or documents to, or providing access to, the properties, facilities, books or records of Metalla or any Subsidiary, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that relates to, or constitutes or could be expected to constitute or lead to (x) an Acquisition Proposal; or (y) a Competing Transaction.

(2) For the purposes of this Section 5.4, a "Competing Transaction" means any acquisition by Metalla having a value greater than US$50 million, or that is conditional upon Metalla not proceeding with the Arrangement.

Section 5.5 Pre-Acquisition Reorganization

(1) Nova agrees to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Metalla may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that unless otherwise agreed by Metalla and Nova: (a) any Pre-Acquisition Reorganization is not, in the opinion of Nova or Nova's counsel or other advisors, acting reasonably, prejudicial to Nova or Nova Shareholders, (b) any Pre-Acquisition Reorganization does not require Nova to obtain the approval of Nova Shareholders, (c) any Pre-Acquisition Reorganization shall not, in the opinion of Nova, acting reasonably, impair, prevent, impede or materially delay the consummation of the Arrangement, (d) any Pre-Acquisition Reorganization shall not, in the opinion of Nova, acting reasonably, materially interfere with the ongoing operations of Nova or its Subsidiary, (e) any Pre-Acquisition Reorganization shall not require Nova or its Subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract or Permit (and without limiting the generality of the foregoing, Nova shall not be required to implement or take any steps to implement any Pre-Acquisition Reorganization unless the lender under the Nova Convertible Loan Facility has consented to such Pre-Acquisition Reorganization), (f) Nova and its Subsidiary shall not be obligated to take any action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Nova Shareholder or the holders of Nova Options or Nova RSUs that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, (g) any Pre-Acquisition Reorganization is effected immediately prior to, contemporaneously with, or within two Business Days prior to the Effective Date, and (h) Metalla agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request. Metalla shall provide written notice to Nova of any proposed Pre-Acquisition Reorganization in reasonable detail at least 15 Business Days prior to the date of the Nova Meeting. Any step or action taken by Nova or its Subsidiary in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of Nova contained in this Agreement. If the Arrangement is not completed, Metalla shall forthwith reimburse Nova or at Nova's direction, its subsidiaries, for all reasonable fees, out of pocket costs and expenses (including any professional fees and expenses and Taxes) and incurred by Nova and its Subsidiary in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for all reasonable fees, expenses and costs (including professional fees and expenses and Taxes) of Nova and its Subsidiary in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date. Metalla hereby agrees to indemnify and save harmless Nova and its Subsidiary and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, Taxes, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

(2) Nova agrees that it shall, and shall cause its Subsidiary to, use commercially reasonable efforts to cooperate with Metalla in good faith to plan, prepare and implement such Pre-Acquisition Reorganizations as is reasonably requested by Metalla in accordance with this Section 5.5.

(3) If, at any time after the Effective Time, Metalla or Nova determines, or becomes aware that an "advisor" (as is defined for purposes of section 237.3 or section 237.4 of the Tax Act) has determined, that the transactions contemplated by this Agreement are or would be subject to the reporting requirements under section 237.3 or the notification requirements under proposed section 237.4 of the Tax Act (in this Section 5.5(2), the "Disclosure Requirements"), Metalla or Nova, as the case may be, will promptly inform the other Party of its intent, or its advisor's intent, to comply with the Disclosure Requirements and the Parties will cooperate in good faith to determine the applicability of such Disclosure Requirements. In the event that, following such cooperation, it is ultimately determined that any Party is required to file any applicable information, return, notification and/or disclosure in accordance with the Disclosure Requirements (in this Section 5.5(2), in each case, a "Mandatory Disclosure"), each Party required to file a Mandatory Disclosure (in this Section 5.5(2), a "Disclosing Party") shall submit to the other Party a draft of such Mandatory Disclosure at least 30 days before the date on which such Mandatory Disclosure is required by Law to be filed, and such other Party shall have the right to make reasonable comments or changes on such draft by communicating such comments or changes in writing to the Disclosing Party at least 15 days before the date on which such Mandatory Disclosure is required by Law to be filed. The Disclosing Party shall consider in good faith any such comments or changes proposed by the other Party and shall incorporate such comments or changes which the Disclosing Party determines are reasonable and in accordance with Law.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1) Nova Shareholder Approval. The Required Nova Approval shall have been obtained at the Nova Meeting in accordance with the Interim Order.

(2) Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either Nova or Metalla, acting reasonably, on appeal or otherwise.

(3) Illegality. No Law shall be in effect that makes the Arrangement illegal or otherwise prohibits or enjoins Nova or Metalla from consummating the Arrangement.

(4) No Cease Trade. There shall be no cease trade order or similar order that would prohibit or prevent the distribution of the Consideration on the Effective Date to the Nova Shareholders.

(5) Stock Exchange Listing. The Consideration Shares and the Metalla Shares issuable on exercise or vesting of the Replacement Options shall have been approved for listing and posting for trading on the TSXV and the NYSE American, subject to the satisfaction of customary conditions required by such exchange and the Consideration Shares shall not be subject to resale restrictions under applicable Securities Laws or the U.S. Securities Act or the policies of the TSXV or the NYSE American, except to the extent the recipient of such securities is, or has been within 90 days of the of the date of the Arrangement, an "affiliate" (within the meaning of Rule 144 under the U.S. Securities Act) of Metalla.

(6) Lender Matters. Either (a) the lender consents and waivers as described in the Metalla Disclosure Letter and the Nova Disclosure Letter, respectively, shall not have been materially amended, rescinded or revoked by the lender in accordance with their terms; [Redacted: Commercially Prejudicial Information]

(7) No Legal Action. There shall not have been any action or proceeding commenced by any Person (including any Governmental Entity) in any jurisdiction seeking to prohibit or restrict the Arrangement, or the ownership or operation by Metalla of the business or assets of Nova or its Subsidiary, or which seeks to compel Metalla to dispose of any material portion of the business or assets of Metalla, Nova or its Subsidiary, as a result of the Arrangement.

Section 6.2 Additional Conditions Precedent to the Obligations of Metalla.

Metalla is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Metalla and may only be waived, in whole or in part, by Metalla in its sole discretion:

(1) Representations and Warranties. The representations and warranties of Nova, which are qualified by references to materiality or by the expression "Material Adverse Effect" set forth in Schedule C, shall be true and correct as of the Effective Time, in all respects, and all other representations and warranties of Nova shall be true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Nova shall have delivered a certificate confirming the same to Metalla, executed by two (2) officers or directors of Nova (in each case without personal liability) addressed to Metalla and dated the Effective Date.

(2) Performance of Covenants. Nova shall have complied in all material respects with each of the covenants of Nova contained in this Agreement to be complied with by it on or prior to the Effective Time, and Nova shall have delivered a certificate confirming the same to Metalla, executed by two (2) officers or directors of Nova (in each case without personal liability) addressed to Metalla and dated the Effective Date.

(3) Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 5% of the issued and outstanding Nova Shares.

(4) Material Adverse Change. There shall not have been a change, event, occurrence or circumstance that results in a Material Adverse Effect in respect of Nova.

Section 6.3 Additional Conditions Precedent to the Obligations of Nova.

Nova is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Nova and may only be waived, in whole or in part, by Nova in its sole discretion:

(1) Representations and Warranties. The representations and warranties of Metalla which are qualified by references to materiality and the representations and warranties set forth in Section 3.2 and Schedule D shall be true and correct as of the Effective Time, in all respects, and all other representations and warranties of Metalla shall be true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Metalla shall have delivered a certificate confirming the same to Nova, executed by two (2) officers of Metalla (in each case without personal liability) addressed to Nova and dated the Effective Date.

(2) Performance of Covenants. Metalla shall have complied in all material respects with each of the covenants of Metalla contained in this Agreement to be complied with by it on or prior to the Effective Time, and Metalla shall have delivered a certificate confirming the same to Nova, executed by two (2) officers of Metalla (in each case without personal liability) addressed to Nova and dated the Effective Date.

(3) Material Adverse Change. There shall not have been a change, event, occurrence or circumstance that results in a Material Adverse Effect in respect of Metalla.

Section 6.4 Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Arrangement Filings are filed with the Registrar (or, if no Arrangement Filings are required to be filed with the Registrar by the BCBCA, upon the Arrangement becoming effective).

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination.

(1) This Agreement may be terminated prior to the Effective Time by:

(a) the mutual written agreement of the Parties; or

(b) either Nova or Metalla if:

(i) the Required Nova Approval shall not have been obtained at the Nova Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Nova Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii) after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Nova or Metalla from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement and provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(iii) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur prior to the Outside Date has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c) Nova if:

(i) subject to Section 4.7, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Metalla under this Agreement occurs that would cause any of the conditions in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date, provided that Nova is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii) an event occurs a result of which any of the conditions set forth in Section 6.1 or Section 6.3 are incapable of being satisfied by the Outside Date; provided that Nova is not in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iii) prior to obtaining the Required Nova Approval, the Nova Board authorizes (excluding the votes of the Cross Directors) Nova to enter into a written agreement (other than a confidentiality agreement described in Section 5.1(4)) with respect to a Superior Proposal; or

(iv) there shall have occurred a Material Adverse Effect with respect to Metalla which is incapable of being cured by the Outside Date.

(d) Metalla if:

(i) subject to Section 4.7, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Nova under this Agreement occurs that would cause any condition in Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date, provided that Metalla is not then in breach so as to cause any of the conditions set forth in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii) without limiting the provisions of subparagraph (i) above, Nova materially breaches any of its obligations or covenants set forth in Section 5.1;

(iii) an event occurs a result of which any of the conditions set forth in Section 6.1 or Section 6.2 are incapable of being satisfied by the Outside Date; provided that Metalla is not in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(iv) the Nova Board shall have made a Nova Change in Recommendation, unless the basis for the Nova Change in Recommendation is a Material Adverse Effect with respect to Metalla; or

(v) there shall have occurred a Material Adverse Effect with respect to Nova which is incapable of being cured by the Outside Date.

(e) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

Section 7.3 Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) if the Arrangement is completed, Section 4.8 shall survive for a period of six years following the Effective Time; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 4.6 and Section 8.2 through to and including Section 8.17 shall survive, and provided further that, subject to Section 8.6, no Party shall be relieved of any liability for any Wilful Breach by it of this Agreement occurring prior to such termination.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments.

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Nova Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Nova Shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c) waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions contained in this Agreement,

provided that such amendment does not invalidate any Required Nova Approval of the Arrangement by the Nova Shareholders.

Section 8.2 Termination Fee.

(1) Nova Termination Fee Event. Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Nova Termination Fee Event occurs, Nova shall pay to Metalla the Termination Fee in accordance with Section 8.2(3).

(2) For the purposes of this Agreement, "Termination Fee" means US$7,500,000.00 and "Nova Termination Fee Event" means the termination of this Agreement:

(a) by Metalla pursuant to either Section 7.2(1)(d)(ii) or Section 7.2(1)(d)(iv);

(b) by Nova pursuant to Section 7.2(1)(c)(iii);

(c) by either Party pursuant Section 7.2(1)(b)(i) or Section 7.2(1)(b)(iii) or by Metalla pursuant to Section 7.2(1)(d)(i), if prior to the Nova Meeting, an Acquisition Proposal shall have been publicly announced and not withdrawn by any Person other than Metalla or any of its affiliates, or any Person, other than Metalla or any of its affiliates, shall have publicly announced and not withdrawn an intention to make an Acquisition Proposal in respect of Nova, and within 12 months following the date of such termination, Nova or its Subsidiary (A) enters into a definitive agreement in respect of any Acquisition Proposal (other than a confidentiality agreement described in Section 5.1(4)) which is subsequently consummated or effected or (B) a transaction in respect of any Acquisition Proposal is consummated or effected;

For the purposes of the foregoing, the term "Acquisition Proposal" shall have the meaning specified in Subsection 1.1 except that references to "20% or more" shall be deemed to be references to "50% or more".

(3) The Termination Fee shall be paid by Nova to Metalla as follows, by wire transfer or immediately available funds, if a Nova Termination Fee Event occurs due to:

(a) a termination of this Agreement by Metalla pursuant to Section 8.2(2)(a), within two Business Days following termination of this Agreement;

(b) a termination of this Agreement by Nova pursuant to Section 8.2(2)(b), concurrent with termination of this Agreement; and

(c) a termination of this Agreement pursuant to Section 8.2(2)(c), the Termination Fee shall be payable prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

(7) Acknowledgment. Each Party acknowledges that the agreements contained in this Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the other Party would not enter into this Agreement, and that the amounts set out in this Section 8.2 and Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the other Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Metalla is entitled to a Termination Fee or reimbursement of expenses pursuant to Section 8.3 and such amount is paid in full, Metalla shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that payment by Nova of a Termination Fee or reimbursement of expenses pursuant to Section 8.3, as applicable, shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any Wilful Breach by the other Party.

Section 8.3 Expenses and Expense Reimbursement.

(1) Except as otherwise set forth in this Agreement and subject to Section 8.3(2) and Section 8.3(3), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including, without limitation, legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors, printing and mailing costs, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2) In addition to the rights of Metalla under Section 8.2(2), if this Agreement is terminated by Metalla pursuant to Section 7.2(1)(d)(i) or Section 7.2(1)(d)(iv) and no Termination Fee is payable, then Nova shall, within three (3) Business Days of such termination, pay or cause to be paid to Metalla by wire transfer in immediately available funds an expense reimbursement fee of $300,000.

(3) If this Agreement is terminated by Nova pursuant to Section 7.2(1)(c)(i) then Metalla shall, within three (3) Business Days of such termination, pay or cause to be paid to Nova by wire transfer in immediately available funds an expense reimbursement fee of $300,000.

Section 8.4 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, facsimile or electronic mail) and addressed:

(a) to Metalla at:

Metalla Royalty & Streaming Ltd.

Suite 501, 543 Granville St.

Vancouver, BC V6C 1X8

Attention: Alexander Molyneux, Director and Chair, Special Committee and Saurabh Handa, Chief Financial Officer
Email: [Redacted: Personal Information]

with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 3000, Bentall Four

1055 Dunsmuir St.

Vancouver, BC V7X 1K8

Attention: Alan Hutchison and Patrick Sullivan
Email: [Redacted: Personal Information]

(b) to Nova Royalty Corp.:
Suite 501, 543 Granville St.
Vancouver, BC V6C 1X8

Attention: Hashim Ahmed, Interim Chief Executive Officer
Email: [Redacted: Personal Information]

with a copy to:

DLA Piper (Canada) LLP

Suite 2700, The Stack

1133 Melville St.

Vancouver, BC V6E 4E5

Attention: Denis Silva and Jennifer Poirier
Email: [Redacted: Personal Information]

with a copy to:

Blake, Cassels & Graydon LLP

Suite 3500, The Stack

1133 Melville St.

Vancouver, BC V6E 4E5

Attention: Steven McKoen and Michelle Noorani
Email: [Redacted: Personal Information]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by email with read receipt requested, at the time of sending, (iii) if sent by facsimile, on the date of transmission if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6 Injunctive Relief.

Subject to Section 8.2 and Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the non-breaching Party shall be entitled, without the requirement of posting a bond or other security, to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.2 and Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

Section 8.7 Third Party Beneficiaries.

(1) Except as provided in Section 4.8 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the "Indemnified Persons") and except for the rights of the Nova Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose Nova hereby confirms that it is acting as agent on behalf of the Nova Shareholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2) Despite the foregoing, Metalla acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, Nova confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person, provided that no such amendments shall be made from and after the Effective Time.

Section 8.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns.

(1) This Agreement becomes effective only when executed by Nova and Metalla. After that time, it will be binding upon and enure to the benefit of Nova, Metalla and their respective successors and permitted assigns.

(2) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, Metalla may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Metalla, provided that (a) if such assignment and/or assumption takes place, Metalla shall continue to be liable jointly and severally with such wholly-owned subsidiary for all of its obligations hereunder, and (b) no assignment may occur that would cause the issuer of the Consideration or the Replacement Options not to be Metalla or that Nova otherwise reasonably concludes, on the advice of counsel, would jeopardize the Arrangement's qualification for the Section 3(a)(10) Exemption or qualification as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Metalla shall provide Nova with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day following such assignment. Metalla shall provide Nova with written notice of such assignment on or before 5:00 p.m. (Vancouver time) on the Business Day prior to such assignment.

Section 8.11 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the courts of the Province of British Columbia.

Section 8.13 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14 No Liability.

No director or officer of Metalla shall have any personal liability whatsoever to Nova under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Metalla. No director or officer of Nova or its Subsidiary shall have any personal liability whatsoever to Metalla under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Nova or its Subsidiary.

Section 8.15 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b) which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall commercially reasonable efforts to protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated prior to the Effective Time, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof or provide written confirmation of the destruction thereof.

Section 8.16 Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.17 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other means of electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NOVA ROYALTY CORP.

By:	(Signed) "Hashim Ahmed"
Name:	Hashim Ahmed
Title:	Interim Chief Executive Officer

METALLA ROYALTY & STREAMING LTD.

By:	(Signed) "Saurabh Handa"
Name:	Saurabh Handa
Title:	Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among Nova Royalty Corp. ("Nova") and the holders from time to time of the issued and outstanding common shares without par value in the capital of Nova, and holders of options to acquire common shares of Nova, all pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

(1) In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

"Arrangement" means this arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order with the prior written consent of Nova and Metalla, each acting reasonably;

"Arrangement Agreement" means the agreement made as of September 7, 2023 between Metalla and Nova, together with the Schedules attached thereto, and the Nova Disclosure Letter and the Metalla Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Nova Shareholders approving the Arrangement and presented at the Nova Meeting substantially in the form set forth in Schedule B to the Arrangement Agreement;

"Business Day" means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Consideration" means the consideration to be received by the Nova Shareholders pursuant to the Arrangement as consideration for their Nova Shares, consisting of 0.360 Metalla Shares for each one (1) Nova Share;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or other financial institution agreed to in writing by Nova and Metalla for the purpose of, among other things, exchanging certificates representing Nova Shares for the Consideration in connection with the Arrangement;

"Dissent Procedures" has the meaning ascribed thereto in Section 4.1(1);

"Dissent Rights" means the rights of dissent exercisable by registered Nova Shareholders in respect of the Arrangement described in Section 4.1(1)hereto;

"Dissenter" means a registered Nova Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Nova Shares held by such registered Nova Shareholder;

"Dissenting Shares" has the meaning ascribed thereto in Section 4.1(2);

"Effective Date" means the date upon which the Arrangement becomes effective as set out in Section 2.9 of the Arrangement Agreement;

"Effective Time" means 12:00 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date;

"Exchange Ratio" means 0.360;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to Nova and Metalla, each acting reasonably, approving the Arrangement, after a hearing upon the fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of Nova and Metalla, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Nova and Metalla, each acting reasonably) on appeal;

"Governmental Entity" means (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange;

"Interim Order" means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to Nova and Metalla, each acting reasonably, providing for, among other things, the calling and holding of the Nova Meeting, as such order may be amended by the Court (with the consent of Nova and Metalla, each acting reasonably);

"In the Money Amount" means in respect of Nova Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to such option exceeds the aggregate exercise price under such option;

"Law" means, with respect to any Person, any and all laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities;

"Lien" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Metalla" means Metalla Royalty & Streaming Ltd., a corporation continued under the Business Corporations Act (British Columbia);

"Nova" means Nova Royalty Corp., a company existing under the BCBCA;

"Nova Circular" means the notice of the Nova Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference in such management information circular, to be sent to the Nova Shareholders, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

"Nova Meeting" means the special meeting of Nova Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Nova Circular;

"Nova Options" means the outstanding options to purchase Nova Shares granted pursuant to the Nova Share Compensation Plan;

"Nova Optionholders" means the holder of Nova Options;

"Nova RSUs" means the restricted share units of Nova issued pursuant to the Nova Share Compensation Plan;

"Nova Securityholders" means the Nova Shareholders, the Nova Optionholders and the holders of Nova RSUs, collectively;

"Nova Share Compensation Plan" means the Share Compensation Plan of Nova adopted by the Nova Board on May 6, 2022 as approved, and re-approved, by Nova Shareholders on June 21, 2022 and June 28, 2023, respectively;

"Nova Shareholders" means the registered or beneficial holder of the Nova Shares, as the context requires, except that with respect to Dissent Rights, Nova Shareholders refers only to registered shareholders;

"Nova Shares" means the common shares in the capital of Nova which Nova is presently authorized to issue, which, for greater certainty, shall include any common shares issued prior to the Effective Time, including, without limitation, upon vesting and settlement of the Nova RSUs, the exercise of Nova Options, or the conversion of the Nova Convertible Loan Facility outstanding from time to time;

"Parties" means Nova and Metalla;

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement and the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Nova and Metalla, each acting reasonably;

"Registrar" means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

"Replacement Option" has the meaning specified in Section 3.1(1)(d) of this Plan of Arrangement;

"RSU Consideration" means, with respect to each Nova RSU, one Nova Share;

"Special Resolution" has the meaning ascribed to such term in the BCBCA;

"Subsidiary" has the meaning given such term in the Arrangement Agreement;

"Transmittal Letter" means the letter of transmittal to be sent by Nova to Nova Shareholders for use in connection with the Arrangement;

"Tax Act" means the Income Tax Act (Canada) as amended from time to time; and

"Tax" or "Taxes" means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b);

(2) Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplementary or ancillary hereto.

(3) Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, that action will be required to be taken on the next succeeding day which is a Business Day.

(4) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(5) References to Persons and Statutes. A reference to a Person includes any successor to that Person. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

(7) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(8) Time References. Time shall be of the essence in every matter or action contemplated hereunder. References to time are to local time in Vancouver, British Columbia.

(9) Including. The word "including" means "including, without limiting the generality of the foregoing".

ARTICLE 2

ARRANGEMENT AGREEMENT; EFFECTIVENESS

Section 2.1 Effectiveness.

(1) This Plan of Arrangement and the Arrangement are made pursuant to and subject to the provisions of the Arrangement Agreement.

(2) This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, or the Registrar, Metalla, Nova, or the Nova Securityholders, from and after the Effective Time.

(3) As at and from the Effective Time:

(a) Nova will be a wholly-owned Subsidiary of Metalla;

(b) the rights of creditors against the property and interests of Nova will be unimpaired by the Arrangement; and

(c) Nova Shareholders, other than Dissenters, will hold Metalla Shares in replacement for their Nova Shares, as provided by the Plan of Arrangement.

ARTICLE 3

THE ARRANGEMENT

Section 3.1 Arrangement.

(1) Commencing at the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time:

(a) each Nova Share outstanding immediately prior to the Effective Time held by a Nova Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to Nova for cancellation, free and clear of any Liens, and such Nova Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such Nova Shares other than the right to be paid by Nova, to the extent available, out of its separate assets which are not directly or indirectly provided by Metalla or its affiliates or any proceeds of the disposition of such assets, fair value for such Dissenting Shares as set out in Section 4.1(2), and such Nova Shareholder's name will be removed as the registered holder of such Dissenting Shares from the registers of Nova Shares maintained by or on behalf of Nova, and Nova will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens, and such Dissenting Shares will be cancelled and returned to treasury of Nova.

(b) each outstanding Nova RSU shall, without any further act or formality by or on behalf of any holder of a Nova RSU, be deemed to be fully vested and each holder of a Nova RSU shall be entitled to receive the applicable RSU Consideration, and thereafter: (i) each holder of such Nova RSU shall cease to be the holder thereof and to have any rights as holder of a Nova RSU and such Nova RSUs shall be immediately cancelled; (ii) the name of each such holder shall be removed from the register of the Nova RSU holders maintained by or on behalf of Nova; and (iii) each such former holder of such Nova RSUs shall be deemed to be the holder of the Nova Shares comprising such RSU Consideration (notwithstanding that no certificates or DRS statements shall be issued with respect to such Nova Shares) and shall be entered in the register of the Nova Shares maintained by or on behalf of Nova; for greater certainty, any consideration a holder of a Nova RSU is entitled to receive shall be subject to tax withholdings pursuant to Section 7.

(c) each issued and outstanding Nova Share (other than any Nova Share in respect of which the Nova Shareholder has validly exercised their Dissent Right) will be transferred to, and acquired by Metalla, without any act or formality on the part of the holder of such Nova Share or Metalla, free and clear of all Liens, in exchange for such number of Metalla Shares equal to the Exchange Ratio, provided that the aggregate number of Metalla Shares payable to any one Nova Shareholder, if calculated to include a fraction of an Metalla Share, will be rounded down to the nearest whole Metalla Share, with no consideration being paid for the fractional share, and the name of each such Nova Shareholder will be removed from the register of holders of Nova Shares and added to the register of holders of Metalla Shares, and Metalla will be recorded as the registered holder of such Nova Shares so exchanged and will be deemed to be the legal and beneficial owner thereof; and

(d) each outstanding Nova Option, shall, without any further action on the part of any holder of Nova Options, be deemed fully vested and exchanged for a vested option of Metalla (each, a "Replacement Option") to purchase from Metalla, the number of Metalla Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of Nova Shares subject to such Nova Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Metalla Share on any particular exercise of Replacement Options, then the number of Metalla Shares otherwise issued shall be rounded down to the nearest whole number of Metalla Shares. Such Replacement Option shall provide for an exercise price per Metalla Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Nova Share otherwise purchasable pursuant to such Nova Option, divided by (y) the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option immediately after the exchange does not exceed the In the Money Amount of the Nova Option immediately before the exchange. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of options. The term, exercisability and all other terms and conditions of the Nova Share Compensation Plan shall govern the Replacement Option for which the Nova Option is so exchanged. For Replacement Options that are held by Persons that will not constitute "Eligible Persons" under the Nova Share Compensation Plan, the post-termination exercise period of such Replacement Options shall be extended to the 12-month anniversary of the Effective Date, and all other Replacement Options shall have the same expiry date of the original Nova Option; provided that in no case shall the date of expiry of any Replacement Options extend beyond the date that is 10 years from the date of grant of the original Nova Option. With respect to each Nova Option held by any individual who is subject to taxation in the United States, the conversion of Nova Options into Replacements Options shall be effected in a manner consistent with the requirements of Section 409A of the U.S. Tax Code.

ARTICLE 4

RIGHTS OF DISSENT

Section 4.1 Dissent Rights.

(1) Registered holders of Nova Shares may exercise rights of dissent (the "Dissent Rights") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively, the "Dissent Procedures"), provided that the written notice setting forth the objection of such registered Nova Shareholder to the Arrangement contemplated by Section 242 of the BCBCA must be received by Nova not later than 4:30 p.m. on the Business Day that is two (2) Business Days before the Nova Meeting.

(2) Nova Shareholders who duly and validly exercise Dissent Rights with respect to their Nova Shares ("Dissenting Shares") and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Nova under Section 3.1(1)(a) and shall be paid an amount equal to such fair value by Nova, to the extent available out of its separate assets which are not directly or indirectly provided by Metalla or its affiliates or any proceeds of the disposition of such assets; or

(b) for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Nova Shareholder and will receive Metalla Shares on the same basis as every other non-dissenting Nova Shareholder;

but in no case will Nova or Metalla be required to recognize such persons as holding Nova Shares on or after the Effective Date. For greater certainty, in no case shall Nova, Metalla or any other Person be required to recognize Dissenting Shareholders as Nova Shareholders after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Nova Shareholders as of the Effective Time.

ARTICLE 5

DELIVERY OF CONSIDERATION

Section 5.1 Delivery of Shares.

(1) Metalla will deposit the Metalla Shares with the Depositary to satisfy the Consideration issuable to the Nova Shareholders pursuant to this Plan of Arrangement (other than with respect to Dissenting Shares held by Dissenters who have not withdrawn their notice of objection).

(2) After the Effective Date, certificates (if any) formerly representing Nova Shares which are held by a Nova Shareholder other than Dissenting Shares, will represent only the right to receive the Consideration issuable therefor pursuant to this Article in accordance with the terms of this Plan of Arrangement.

(3) No dividends or other distributions declared or made after the Effective Date with respect to the Metalla Shares with a record date on or after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates (if any) for Nova Shares which, immediately prior to the Effective Date, represented outstanding Nova Shares, until the surrender of certificates (if any) for Nova Shares in exchange for the Consideration issuable therefor pursuant to the terms of this Plan of Arrangement. Subject to applicable Law and to Section 5.1 hereof, at the time of such surrender, there shall, in addition to the delivery of Consideration to which such Nova Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Metalla Shares.

(4) As soon as reasonably practicable after the Effective Date (subject to Section 5.2), the Depositary will forward to each Nova Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the Nova Shares held by such Nova Shareholder, the certificates (or electronic evidence of issue) representing the Metalla Shares issued to such Nova Shareholder pursuant to Section 3.1(1)(b), which shares will be registered in such name or names as set out in the Transmittal Letter and either (i) delivered to the address or addresses as such Nova Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Nova Shareholder in the Transmittal Letter.

(5) Nova Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the Consideration issuable to them by delivering the certificates (if any) representing Nova Shares or Nova Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter. Such certificates (if any) must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require. Certificates (or electronic evidence of issue) representing the Metalla Shares issued to such Nova Shareholder pursuant to this Plan of Arrangement will be registered in such name or names as set out in the Transmittal Letter and either (i) delivered to the address or addresses as such Nova Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Nova Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(6) Any certificate (or electronic evidence of issue) which immediately prior to the Effective Date represented outstanding Nova Shares and which has not been surrendered, with all other instruments required by this Article 5, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Nova, Metalla or the Depositary.

Section 5.2 Lost Certificates.

(1) In the event any certificate, which immediately before the Effective Time represented one or more outstanding Nova Shares that was exchanged pursuant to this Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration to which such Person is entitled in respect of the Nova Shares represented by such lost, stolen, or destroyed certificate pursuant to this Plan of Arrangement deliverable in accordance with such Person's Transmittal Letter.

(2) When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Metalla and its transfer agent in such sum as Metalla may direct or otherwise indemnify Metalla in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6

AMENDMENT

Section 6.1 Amendment.

(1) Metalla and Nova reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is agreed to in writing by Nova and Metalla and filed with the Court and, if made following the Nova Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Nova Shareholders and in any event communicated to them, and in either case in the manner required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Nova and Metalla, may be made at any time prior to or at the Nova Meeting, with or without any other prior notice or communication and, if so proposed and accepted by Persons voting at the Nova Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Nova Meeting will be effective only if it is consented to by Nova and Metalla and, if required by the Court, by the Nova Shareholders.

(4) Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

(5) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

WITHHOLDING TAX

Section 7.1 Withholding Tax

(1) Metalla, Nova, and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable, issuable or otherwise deliverable to any Person under this Plan of Arrangement (including any consideration payable, issuable or otherwise deliverable to Dissenting Nova Shareholders, holders of Nova Options and holders of Nova RSUs, as applicable), the Arrangement Agreement or any other agreements involving change of control payments or other entitlements, such amounts as Metalla, Nova, or the Depositary, as applicable, are required, entitled or reasonably believe to be required or entitled, to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes (including the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended). Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Plan of Arrangement, the Arrangement Agreement or any other agreements involving change of control payments or other entitlements, and shall be treated for all purposes as having been paid in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

(2) Nova, Metalla and the Depositary shall also have the right to withhold and sell, through the broker selected by Nova, and on behalf of any Person to whom a withholding obligation applies, such number of Metalla Shares issued to such Person pursuant to the Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to broker and other costs and expenses) sufficient to fund any withholding obligations. None of Nova, Metalla nor the Depositary will be liable for any loss arising out of any sale.

ARTICLE 8

PARAMOUNTCY

Section 8.1 Paramountcy.

(1) From and after the Effective Time:

(a) this Plan of Arrangement shall take precedence and priority over any and all rights related to the Nova Share Compensation Plan, Nova Options, the Nova RSUs and Nova Shares, outstanding prior to the Effective Time,

(b) the rights and obligations of Nova Shareholders, holders of Nova Options, holders of Nova RSUs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement, and

(c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to the Nova Shares, the Nova Options or the Nova RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 9

FURTHER ASSURANCES

Section 9.1 Further Assurances.

(1) Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1) The arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Nova Royalty Corp. ("Nova"), all as more particularly described and set forth in the Management Information Circular (the "Circular") of Nova dated ♦ accompanying the notice of this meeting (as the Arrangement may be duly modified or amended), is hereby authorized, approved and adopted;

(2) The plan of arrangement, as it may be or has been duly amended (the "Plan of Arrangement"), involving Nova and implementing the Arrangement, the full text of which is set out in Appendix ♦ to the Circular (as the Plan of Arrangement may be, or may have been, duly modified or amended), is hereby approved and adopted;

(3) The arrangement agreement (the "Arrangement Agreement") between Nova and Metalla Royalty & Streaming Ltd., dated ♦, the actions of the directors of Nova in approving the Arrangement and the actions of the officers of Nova in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(4) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Nova or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Nova are hereby authorized and empowered, without further notice to, or approval of, the common shareholders of Nova:

(a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5) Any director or officer of Nova is hereby authorized and directed for and on behalf of Nova to execute and deliver any and all documents that are required to be filed under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement; and

(6) Any one or more directors or officers of Nova is hereby authorized, for and on behalf and in the name of Nova, to execute and deliver all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of Nova, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Nova;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF NOVA

Except (i) to the extent qualified as set forth in the correspondingly numbered paragraph of the Nova Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Nova Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face) or (ii) as disclosed in the Nova Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Nova represents and warrants to Metalla as set forth in this Schedule C and acknowledges and agrees that Metalla is relying upon such representations and warranties in connection with the entering into of this Agreement.

(1) Organization and Qualification. Nova is duly incorporated and validly existing and in good standing under the BCBCA and has full corporate power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. Nova is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of Nova have been delivered or made available to Metalla, and Nova has not taken any action to amend or supersede such documents.

(2) Authority Relative to this Agreement. Nova has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Nova and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Nova Board, and no other corporate proceedings on the part of Nova are necessary to authorize this Agreement other than the Required Nova Approval and approval of the Arrangement by the Court. This Agreement has been duly executed and delivered by Nova and constitutes a valid and binding obligation of Nova, enforceable by Metalla against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3) No Conflict; Required Filings and Consent. (A) The execution and delivery by Nova of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the Constating Documents of Nova or those of its Subsidiary, and subject to obtaining consent of the lender under the Nova Convertible Loan Facility or as set out in the Nova Disclosure Letter, or as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Nova or its Subsidiary is a party or by which either Nova or its Subsidiary is bound; or (ii) any Law to which Nova or its Subsidiary is subject or by which either Nova or its Subsidiary is bound assuming compliance with the matters referred to in Section 3(B) below; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Nova's assets or the assets of its Subsidiary. (B) Other than the Interim Order, the Final Order, the Arrangement Filings, filings required to be made pursuant to applicable Securities Laws and filings required to be made with the TSXV or the OTCQB Venture Market, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Nova for the consummation by Nova of its obligations in connection with the Arrangement under this Agreement, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not (a) individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or (b) have a Material Adverse Effect on Nova.

(4) Subsidiaries and Intercorporate Relationships. Nova does not have Subsidiaries that are material. Nova legally and beneficially owns, directly or indirectly, all of the issued and outstanding securities of its Subsidiary Nova Royalty USA Corp. and 50% of the issued and outstanding common shares of Nueva Royalty Ltd. and 100% of the issued and outstanding copper shares of Nueva Royalty Ltd. Nova's Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification necessary. All of the outstanding shares in the capital of the Subsidiary owned directly or indirectly by Nova are: (a) validly issued and fully-paid and all such shares are owned free and clear of all liens or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in the Subsidiary of Nova.

(5) Regulatory Filings. Nova has filed all documents required to be filed in accordance with applicable Laws and the Nova Filings have complied in all material respects with all applicable requirements. None of the Nova Filings, at the time filed or as subsequently amended, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Nova has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Nova Filings and, to Nova's knowledge, the Nova Filings are not subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSXV.

(6) Nova Special Committee Recommendation and Nova Board Approval. (a) The Nova Special Committee and the Nova Board have received the Nova Fairness Opinions; (b) the Nova Special Committee, at a meeting duly called and held, after consultation with management of Nova and its legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Nova Shareholders and are in the best interests of Nova and unanimously determined to recommend approval of this Agreement and the Arrangement to the Nova Board and that the Nova Board recommend that the Nova Shareholders vote in favour of the Arrangement Resolution; (c) the Nova Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the this Agreement and the Arrangement are in the best interests of Nova and accordingly has approved the entering into of this Agreement and the making of a recommendation that the Nova Shareholders vote in favour of the Arrangement Resolution; and (iii) each director or officer has advised Nova that he or she intends to vote all the Nova Shares held by him or her in favour of the Arrangement Resolution.

(7) Compliance with Laws.

(a) The operations of Nova and its Subsidiary have been and are now conducted in compliance in all material respects with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Nova or its Subsidiary and neither Nova nor its Subsidiary has received any notice of any alleged violation of any such Laws, other than noncompliance or alleged violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(b) Neither Nova nor its Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of: (A) its Constating Documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(8) Authorizations. Nova and its Subsidiary have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Nova or its Subsidiary or otherwise in connection with the material business or operations of Nova or its Subsidiary, and such Authorizations are in full force and effect in all material respects. Nova and its Subsidiary have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect. There is no action, investigation or proceeding or, to the knowledge of Nova, pending or threatened against Nova or its Subsidiary regarding any such Authorizations. Neither Nova nor its Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect and, to the knowledge of Nova, all such Authorizations continue to be effective in order for Nova and its Subsidiary to continue to conduct their respective businesses as they are currently being conducted.

(9) Capitalization and Listing.

(a) The authorized share capital of Nova consists of an unlimited number of Nova Shares and an unlimited number of preferred shares. As at the date of this Agreement there are: (A) 94,101,184 Nova Shares validly issued and outstanding as fully-paid and non-assessable shares and no preferred shares issued and outstanding; (B) outstanding Nova Options providing for the issuance of 5,630,000 Nova Shares upon the exercise thereof; (C) 2,083,100 outstanding Nova RSUs providing for issuance of 2,083,100 Nova Shares upon settlement thereof issued and outstanding; and Nova Convertible Loan Facility providing for the issuance of such number Nova Shares as applicable upon the conversion thereof.

(b) Other than the Nova Options, Nova RSUs, and pursuant to the Nova Convertible Loan Facility and except as set forth in the Nova Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Nova or its Subsidiary to issue or sell any shares of Nova or of its Subsidiary or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Nova or its Subsidiary, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Nova or its Subsidiary, and no Person is entitled to any pre-emptive or other similar right granted by Nova or its Subsidiary, except as disclosed in the Nova Filings.

(c) The Nova Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Nova Options and the number, exercise prices and expiration dates of each grant to such holders and the holders of all outstanding Nova RSUs with details regarding the vesting terms of such Nova RSUs, and details regarding the Nova Convertible Loan Facility, including the terms of the conversion thereof. All Nova Shares that may be issued pursuant to the exercise of outstanding Nova Options, vesting of Nova RSUs or conversion of the Nova Convertible Loan Facility prior to the Effective Time will, when issued in accordance with the terms of the Nova Options, Nova RSUs or the Nova Convertible Loan Facility, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(d) There are no outstanding contractual obligations of Nova or its Subsidiary to repurchase, redeem or otherwise acquire any Nova Shares or any shares of its Subsidiary.

(e) No order ceasing or suspending trading in securities of Nova nor prohibiting the sale of such securities has been issued and is outstanding against Nova or its directors or officers.

(10) Shareholder and Similar Agreements. Nova is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Nova or its Subsidiary.

(11) Financial Statements.

(a) The audited consolidated financial statements for Nova as at and for each of the fiscal years ended on December 31, 2022 and December 31, 2021 (including the notes thereto and related management's discussion and analysis ("MD&A") and the report by Nova's auditors thereon) and the interim unaudited consolidated financial statements for Nova for the period ended June 30, 2023 (including the notes thereto and related MD&A) have been, and all financial statements of Nova which are publicly disseminated by Nova in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Nova as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Nova or its Subsidiary to any executive officer or director of Nova.

(b) Neither Nova nor its Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar Contract (including any Contract relating to any transaction or relationship between or among Nova or its Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Nova or its Subsidiary, in the published financial statements of Nova or the Nova Filings.

(c) Since December 31, 2022, neither Nova nor its Subsidiary nor, to Nova's knowledge, any director, officer, auditor, accountant or representative of Nova or its Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Nova or its Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Nova or its Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Nova Board.

(12) Internal Controls and Financial Reporting. Nova has:

(a) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Nova, including its Subsidiary, is made known to the Chief Executive Officer and the Chief Financial Officer of Nova by others within those entities, particularly during the periods in which filings are being prepared; and

(b) designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(13) Undisclosed Liabilities. Neither Nova nor its Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person, except for: (a) director and officer indemnification agreements; (b) liabilities and obligations that are specifically presented on the audited balance sheet of Nova as of December 31, 2022 or unaudited balance sheet of Nova as of June 30, 2023 (the "Nova Balance Sheet") or disclosed in the notes thereto; (c) liabilities and obligations incurred in the Ordinary Course since December 31, 2022; or (d) on the unaudited balance sheet of Nova as of June 30, 2023, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Nova and its Subsidiary (other than those disclosed on the Nova Balance Sheet and/or in the notes to the Nova financial statements), reasonably be expected to have a Material Adverse Effect.

(14) No Hedging. Neither Nova nor its Subsidiary will, on the date of this Agreement, have any foreign currency hedging or commodity hedging arrangements in effect.

(15) Royalties Interests. Except as disclosed in the Nova Filings, or with respect to the security arrangements provided for by the Nova Convertible Loan Facility, Nova and its Subsidiary are the absolute legal and beneficial owners of, and have good and valid title to, the Nova Royalties, in each case free and clear of any Encumbrances and defects of title other than such as are not material, individually or in the aggregate, to Nova and its Subsidiary on a consolidated basis, and; (i) no other material property or assets are necessary for the conduct of the business of Nova or its Subsidiary as currently conducted, (ii) Nova has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of Nova or its Subsidiary to use, transfer or otherwise exploit such property or assets, and (iii) other than as disclosed in the Nova Filings, neither Nova nor its Subsidiary has any material responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof.

(16) Material Royalty Interests. Nova has two royalty interests that are considered to be material to Nova, being the royalties in respect of the Taca Taca and NuevaUnion properties; disclosure set out in the Nova Filings with respect to such royalties has been disclosed in all material respects in accordance with the applicable requirements of NI 43-101 and Nova has no knowledge that such disclosure is inaccurate in any material respect.

(17) Streaming Interests. Neither Nova nor its Subsidiary has any legal or beneficial ownership of any streaming interests.

(18) Nova Royalties. Except as disclosed in the Nova Filings or the Nova Disclosure Letter:

(a) the Nova Royalties set forth in the Nova Disclosure Letter are owned directly or indirectly by Nova or its Subsidiary;

(b) there is no binding contract or agreement pursuant to which Nova or its Subsidiary have agreed to acquire any additional royalties interests other than as disclosed in the Nova Filings;

(c) there are no post-closing and contingent payment obligations of Nova provided for in the Contracts governing the Nova Royalties that have not yet been made by Nova in accordance with the terms of such Contracts;

(d) as at the date of this Agreement, except with respect to the security arrangements provided for by the Nova Convertible Loan Facility, either Nova or its Subsidiary is the direct or indirect legal and beneficial owner of, and has good, marketable and sufficient title to, each one of the Nova Royalties free and clear of all Encumbrances;

(e) as at the date this Agreement, either Nova or its Subsidiary has the exclusive right to directly or indirectly own each of the Nova Royalties;

(f) there is no contract, agreement, option, commitment or other right in favour of, or held by, any Person to acquire any Nova Royalty or any portion thereof;

(g) there is no appropriation, expropriation or seizure of the Nova Royalties that is pending or, to the best of Nova's knowledge, has been threatened;

(h) Nova is not aware of any breach or default of any term of any royalty agreement with respect to any Nova Royalty;

(i) each royalty or other agreement with respect to the Nova Royalties is in good standing and in full force and effect, enforceable by Nova or its Subsidiary in accordance with its terms, and to the best of Nova's knowledge, no notice of any default, breach or termination of any royalty or other agreement with respect to any Nova Royalties or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof has been received;

(j) where Law permits Nova or its Subsidiary to do so, each of the Nova Royalties has been registered or recorded on title as applicable, against the assets or properties to which it relates;

(k) Nova does not have any information or knowledge of any fact relating to the Nova Royalties, which might reasonably be expected to have a Material Adverse Effect; and

(l) to the best of Nova's knowledge:

(i) each Operator holds all requisite licenses, registrations, qualifications, Permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to its properties and such licenses, registrations, qualifications, permits and consents are valid and are subsisting and in good standing in accordance with applicable Laws; or

(ii) no Operator has received any notice of proceedings relating to the revocation or adverse modification of any mining license, registration, qualification or permit and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to its properties.

(19) Intellectual Property. Each of Nova and its Subsidiary owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Nova, there has been no claim of infringement by any of Nova or its Subsidiary or breach by Nova or its Subsidiary of any Intellectual Property rights or industrial rights of any other Person, and neither Nova or its Subsidiary has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(20) Interest in Properties. Except as disclosed in the Nova Disclosure Letter:

(a) Neither Nova or its Subsidiary owns, has any interest in, or is a party to or bound by or subject to any Contract or commitment, or any option to purchase, any real or immovable property.

(b) Neither Nova or its Subsidiary uses, leases or has any interest in any real property or any mineral interests or rights other than the Nova Royalties.

(21) Employment Matters.

(a) Other than as set out in the Nova Filings or the Nova Disclosure Letter, neither Nova nor its Subsidiary has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Nova (including as a result of the Arrangement).

(b) Neither Nova nor its Subsidiary (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Nova, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(c) Neither Nova nor its Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Nova, threatened, or any litigation actual, or to the knowledge of Nova, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of Nova, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Nova.

(d) All material amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to June 30, 2023 have either been paid or are accurately reflected in Nova's financial books and records in all material respects.

(e) Other than as set out in the Nova Disclosure Letter, neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will:

(i) result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Nova Employee;

(ii) increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Nova Employee; or

(f) Neither Nova nor its Subsidiary currently sponsors, maintains, contributes to or has any material liability under, and has not in the past five (5) years sponsored, maintained, contributed to or incurred any liability under a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Nova Employees or former Nova Employees.

(g) The Nova Disclosure Letter contains a correct and complete list of each Nova Employee, executive and officer employed by Nova or its Subsidiary, whether actively at work or not, showing without names or employment numbers, (i) their job titles, (ii) salaries or wage rates, (iii) hire dates, (iv) date of birth, (v) status (i.e. full-time, part-time or temporary) and (vi) whether they are subject to a written employment agreement. True and complete copies of all written employment agreements have been provided or made available to Metalla. To the knowledge of Nova, as of the date hereof, no Nova Employee has indicated an intention to resign their employment.

(h) The Nova Disclosure Letter lists each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Nova or its Subsidiary for the benefit of any current or former employee, independent contractor, consultant or director of Nova or its Subsidiary, or with respect to which Nova or its Subsidiary has or may have any material liability (collectively, the "Nova Employee Plans").

(i) Nova has made available to Metalla correct and complete copies (or, if a plan is not written, a written description) of all Nova Employee Plans and amendments thereto in each case that are in effect as of the date hereof.

(j) Each Nova Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (i) Nova and its Subsidiary, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Nova Employee Plan and applicable Law, and all benefits accrued under any unfunded Nova Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (ii) except to the extent limited by applicable Law, each Nova Employee Plan can be amended, terminated or otherwise discontinued after the Effective Date in accordance with its terms; (iii) as of the date hereof, there are no material audits, inquiries or legal actions pending or, to the knowledge of Nova, threatened by any Governmental Entity with respect to any Nova Employee Plan; and (iv) as of the date hereof, there are no material legal actions pending, or, to the knowledge of Nova, threatened with respect to any Nova Employee Plan (in each case, other than routine claims for benefits).

(k) Nova is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation ("Employment Laws"). Neither Nova nor its Subsidiary is subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of Nova Employees or independent contractors which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect and, to the knowledge of Nova, no such claims or litigation are threatened.

(22) Absence of Certain Changes or Events. Except as set forth in the Nova Disclosure Letter, since June 30, 2023:

(a) Nova and its Subsidiary have materially conducted their respective businesses only in the Ordinary Course;

(b) there has not been any event, circumstance, occurrence, development or change in the operations, financial condition, properties, assets, liabilities, business, prospects or results of Nova or its Subsidiary which, individually or in the aggregate, would have a Material Adverse Effect in respect of Nova or prevent the Arrangement or consummation of the transactions contemplated herein;

(c) there has not been any change in the accounting practices used by Nova and its Subsidiary, other than any change implemented in accordance with changes to IFRS that are then in force and effect;

(d) there has not been any redemption, repurchase or other acquisition of Nova Shares by Nova, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Nova Shares;

(e) there has not been any entering into, or an amendment of, any Nova Material Contract other than in the Ordinary Course;

(f) there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Nova's financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(g) there has not been any increase in the salary, bonus, or other remuneration payable to any officers or directors of Nova or its Subsidiary.

(23) Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Nova, threatened against or relating to Nova or its Subsidiary, the business of Nova or its Subsidiary, or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on Nova or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Nova are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Nova). Neither Nova nor its Subsidiary is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Nova or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(24) Taxes.

(a) Each of Nova and its Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Nova and its Subsidiary has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. Nova and its Subsidiary have not received any refund of Taxes to which they are not entitled.

(b) Each of Nova and its Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, other than as set forth in the Nova Disclosure Letter.

(c) Each of Nova and its Subsidiary has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d) Neither Nova nor its Subsidiary is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement (other than an agreement entered into in the ordinary course of business the principal subject matter of which is not the allocation, sharing or indemnification of Taxes).

(e) There are no proceedings, investigations, audits or claims now pending or, to the knowledge of Nova, threatened against Nova or its Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f) Neither Nova nor its Subsidiary has acquired property from a non-arm's length Person, within the meaning of the Tax Act for consideration the value of which is less than the fair market value of the property.

(g) For the purposes of the Tax Act and any other relevant Tax purposes Nova is a "taxable Canadian corporation" (as defined in the Tax Act).

(h) For United States federal income tax purposes, Nova is classified as a corporation as defined pursuant to United States Treasury Regulation Section 301.7701-2(b).

(i) To the knowledge of Nova, there are no Encumbrances (other than Permitted Liens) with respect to Taxes upon any assets of Nova or its Subsidiary.

(j) Each of Nova and its Subsidiary has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. Neither Nova nor its Subsidiary has received any refund of Taxes to which it is not entitled.

(k) There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Nova or its Subsidiary and, to the knowledge of Nova, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against Nova or its Subsidiary by a Governmental Entity for any period ending on or prior to the Effective Date.

(l) Neither Nova nor its Subsidiary has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm's length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Nova or its Subsidiary been deemed to have done so for purposes of the Tax Act.

(m) For all transactions between Nova, on the one hand, and any non-resident Person with whom Nova was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, Nova has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Nova has not entered into an agreement contemplated by section 191.3 of the Tax Act.

(25) Auditors. The auditors of Nova are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Nova.

(26) Books and Records. The minute books of Nova and its Subsidiary contain true, correct and, in all material respects, complete records of all meetings and accurately reflect, in all material respects, all corporate action of the shareholders and board of directors (including committees thereof) of Nova and its Subsidiary, including all issuances of shares, all grants of options and restricted share units, and all appointments and elections of directors.

(27) Insurance.

(a) As of the date of this Agreement, Nova has in place reasonable insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Nova nor its Subsidiary has failed to give any notice or make a claim thereunder on a timely basis.

(b) Each of such policies and other forms of insurance is in full force and effect on the date hereof and Nova will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written notice of cancellation or termination has been received by Nova or its Subsidiary with respect to any such policy.

(28) Non-Arm's Length Transactions. Except for the transactions contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the Ordinary Course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Nova or its Subsidiary) between Nova or its Subsidiary on the one hand, and any (a) officer or director of Nova or its Subsidiary, (b) any holder of record or, to the knowledge of Nova, beneficial owner of five percent or more of the voting securities of Nova, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(29) Environmental. Nova and its Subsidiary are in compliance in all material respects with all applicable Environmental Laws. Neither Nova nor its Subsidiary (A) is subject to any proceeding or investigation under any Environmental Laws, or (B) has received any written notice of any non- compliance in respect of, or any liability under, any Environmental Laws.

(30) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Nova or its Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Nova or its Subsidiary, any acquisition of assets by Nova or its Subsidiary, or the conduct of business by Nova or its Subsidiary, as currently conducted.

(31) Material Contracts. The Nova Disclosure Letter sets out a complete and accurate list of the Nova Material Contracts to which Nova or its Subsidiary is a party as of the date hereof. Nova and its Subsidiary have performed in all material respects all respective obligations required to be performed by them to date under the Nova Material Contracts. Neither Nova nor its Subsidiary is in material breach or default under any Nova Material Contract to which it is a party or bound, nor does Nova have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. Neither Nova nor its Subsidiary knows of, or has received written notice of, any material breach or default under (nor, to the knowledge of Nova, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Nova Material Contract by any other party thereto. Prior to the date hereof, Nova has made available to Metalla true and complete copies of all of the Nova Material Contracts in the Data Room. Each Nova Material Contracts is legal, valid, binding and in full force and effect and is enforceable by Nova or its Subsidiary, as the case may be, in accordance with its terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity).

(32) Brokers. Except for the fees to be paid to the Nova Financial Advisor and Haywood pursuant to their engagement letters with Nova or the Nova Special Committee, respectively, a true and complete copy of which have been delivered to Metalla, neither Nova nor its Subsidiary, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

(33) No Cease Trade Orders. No securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Nova and, to the knowledge of Nova, no such proceeding is pending, contemplated or threatened.

(34) Reporting Issuer Status. As of the date hereof, Nova is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of Canada.

(35) Stock Exchange Compliance. The Nova Shares are listed and posted for trading on the TSXV and quoted on the OTCQB Venture Market. Nova is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV and the eligibility requirements of the OTCQB Venture Market.

(36) No Expropriation. No property or asset of Nova or its Subsidiary has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Nova, is there any intent or proposal to give any such notice or to commence any such proceeding.

(37) Money Laundering Laws. The operations of Nova are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Nova with respect to the Money Laundering Laws is, to the knowledge of Nova, pending or threatened.

(38) Anti-Corruption. Neither Nova nor its Subsidiary, nor to the knowledge of Nova, have any of its or their respective directors, executives, officers, representatives, agents or employees: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(39) Aboriginal, NGOs and Community Groups. No material dispute between Nova or its Subsidiary and any aboriginal, non-governmental organization, community, or community group exists or, to the knowledge of Nova, is threatened or imminent with respect to any of Nova's or its Subsidiary's assets or activities.

(40) Arrangements with Shareholders of Nova. Other than the Nova Voting Agreements and this Agreement, Nova does not have any agreement, arrangement or understanding (whether written or oral) with respect to Metalla or any of its securities, businesses or operations with any shareholder of Metalla, any interested party of Metalla or any related party of any interested party of Metalla, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

(41) United States Securities Laws.

(a) Nova is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

(b) Nova is not registered or required to be registered as an "investment company" under the U.S. Investment Company Act.

(c) There is no substantial U.S. market interest (as that term is defined in Rule 902 of Regulation S under the U.S. Securities Act) with respect to any class of securities of Nova.

(d) Nova has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of Section 13 of 15(d) of the U.S. Exchange Act; and

(e) Neither Nova nor any of its predecessors is or has been subject to an order pursuant to Section 12(j) of the U.S. Exchange Act.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF METALLA

Except (i) to the extent qualified as set forth in the correspondingly numbered paragraph of the Metalla Disclosure Letter or (ii) as disclosed in the Metalla Filings in documents filed prior to the date hereof, excluding any disclosures contained under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Metalla represents and warrants to Nova as set forth in this Schedule D and acknowledges and agrees that Nova is relying upon such representations and warranties in connection with the entering into of this Agreement.

(1) Organization and Qualification. Metalla is duly incorporated and validly existing and in good standing under the BCBCA and has full corporate power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. Metalla is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of Metalla have been delivered or made available to Nova, and Metalla has not taken any action to amend or supersede such documents.

(2) Authority Relative to this Agreement. Metalla has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Metalla and the consummation by Metalla of the transactions contemplated by this Agreement have been duly authorized by the Metalla Board and no other corporate proceedings on the part of Metalla are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Metalla and constitutes a valid and binding obligation of Metalla, enforceable by Nova against Metalla in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3) No Conflict; Required Filings and Consent. The execution and delivery by Metalla of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the Constating Documents of Metalla or those of any of its Subsidiaries, and subject to obtaining consent of the lender under the Metalla Convertible Loan Facility, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Metalla or any of its Subsidiaries is a party or by which Metalla or any of its Subsidiaries is bound; or (ii) any Law to which Metalla or any of its Subsidiaries is subject or by which Metalla or any of its Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Metalla's assets or the assets of any of its Subsidiaries. Other than compliance with Securities Laws and stock exchange rules and policies, including conditional listing approval of the TSXV and approval of the NYSE American with respect to the issuance of Metalla Shares issued as Consideration, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Metalla for the consummation by Metalla of its obligations in connection with the Arrangement under this Agreement, for the completion of the Arrangement or so as not to cause or result in any loss of any rights or assets or any interest therein held by Metalla or any of its Subsidiaries in any properties or assets, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4) Subsidiaries. Metalla does not have Subsidiaries, or any material interests in any Person, other than Metalla S.A., Royalty & Streaming Mexico, S.A. de C.V., ValGold Resources Ltd., MTA Canada Royalty Corp., Metalla SEZC, MTA Royalty & Streaming Pty Ltd., Metalla America Ltd., Idaho Resources Corporation, Genesis Gold Corporation, Geological Services Inc. and Nueva Royalty Ltd. Each Subsidiary of Metalla is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. Metalla beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each Subsidiary of Metalla that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all liens or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any Subsidiary of Metalla.

(5) Regulatory Filings. Metalla has filed all documents required to be filed in accordance with applicable Laws and the Metalla Filings have complied in all material respects with all applicable requirements. None of the Metalla Filings, at the time filed or as subsequently amended, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Metalla has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Metalla Filings and, to Metalla's knowledge, the Metalla Filings are not subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSXV.

(6) Metalla Special Committee Recommendation and Metalla Board Approval. (a) The Metalla Special Committee has received the Metalla Fairness Opinion; (b) the Metalla Special Committee, at a meeting duly called and held, after consultation with management of Metalla and its legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Metalla Shareholders and are in the best interests of Metalla and unanimously determined to recommend approval of this Agreement and the Arrangement to the Metalla Board; (c) the Metalla Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that this Agreement and the Arrangement are in the best interests of Metalla and accordingly has approved the entering into of this Agreement.

(7) Compliance with Laws.

(a) The operations of Metalla and its Subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Metalla or of any of its Subsidiaries and none of Metalla or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(b) None of Metalla or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its Constating Documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(8) Authorizations. Metalla and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Metalla or its Subsidiaries or otherwise in connection with the material business or operations of Metalla or its Subsidiaries and such Authorizations are in full force and effect in all material respects. Metalla and its Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Metalla, threatened regarding any of the Authorizations that would reasonably be expected to have a Material Adverse Effect. None of Metalla or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect and, to the knowledge of Metalla, all such Authorizations continue to be effective in order for Metalla and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(9) Capitalization and Listing.

(a) The authorized share capital of Metalla consists of an unlimited number of Metalla Shares. As at the date of this Agreement there are: (A) 52,839,527 Metalla Shares validly issued and outstanding as fully-paid and non-assessable shares of Metalla; (B) outstanding Metalla Options providing for the issuance of 2,290,527 Metalla Shares upon the exercise thereof; and (C) outstanding Metalla RSUs providing for the issuance of 553,850 Metalla Shares upon settlement thereof; and (D) the Metalla Convertible Loan Facility providing for the issuance of such number Metalla Shares as applicable upon the conversion thereof. Other than the Metalla Options, Metalla RSUs and the Metalla Convertible Loan Facility, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Metalla or any of its Subsidiaries to issue or sell any shares of Metalla or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Metalla or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Metalla or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Metalla or any of its Subsidiaries.

(b) All Metalla Shares comprising the Consideration and underlying the Replacement Options will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Metalla Shares.

(c) There are no outstanding contractual obligations of Metalla or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Metalla Shares or any shares of any of its Subsidiaries. No Subsidiary of Metalla owns any Metalla Shares.

(d) No order ceasing or suspending trading in securities of Metalla nor prohibiting the sale of such securities has been issued and is outstanding against Metalla or its directors, officers or promoters.

(10) Shareholder and Similar Agreements. Metalla is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Metalla or any of its Subsidiaries.

(11) Financial Statements.

(a) The audited consolidated financial statements for Metalla as at and for each of the fiscal years ended on December 31, 2022 and December 31, 2021 (including the notes thereto and related MD&A and the report by Metalla's auditors thereon) and the interim unaudited consolidated financial statements for Metalla for the period ended June 30, 2023 (including the notes thereto and related MD&A) have been, and all financial statements of Metalla which are publicly disseminated by Metalla in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Metalla as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Metalla or any of its Subsidiaries to any executive officer or director of Metalla.

(b) Neither Metalla nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar Contract (including any Contract relating to any transaction or relationship between or among Metalla or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose of limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Metalla or any of its Subsidiaries, in the published financial statements of Metalla or the Metalla Filings.

(c) Since December 31, 2022, neither Metalla nor any of its Subsidiaries nor, to Metalla's knowledge, any director, officer, employee, auditor, accountant or representative of Metalla or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Metalla or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Metalla or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Metalla Board.

(12) Internal Controls and Financial Reporting. Metalla has:

(a) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Metalla, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Metalla by others within those entities, particularly during the periods in which filings are being prepared; and

(b) designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(13) Undisclosed Liabilities. Neither Metalla nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar comment with respect to the obligations, liabilities or indebtedness of any person, except for: (a) director and officer indemnification agreements; (b) liabilities and obligations that are specifically presented on the audited balance sheet of Metalla as of December 31, 2022 (the "Metalla Balance Sheet") or disclosed in the notes thereto; (c) liabilities and obligations incurred in the Ordinary Course since December 31, 2022; or (d) on the unaudited balance sheet of Metalla as of June 30, 2023 or disclosed in the notes thereto that are not and would not, individually or in the aggregate with all other liabilities and obligations of Metalla and its Subsidiaries (other than those disclosed on the Metalla Balance Sheet and/or in the notes to the Metalla financial statements), reasonably be expected to have a Material Adverse Effect.

(14) No Hedging. Neither Metalla nor its Subsidiaries will, on the date of this Agreement, have any foreign currency or commodity hedging arrangements in effect.

(15) Royalties Interests. Metalla and its Subsidiaries are the absolute legal and beneficial owners of, and have good and valid title to, the Metalla Royalties, in each case free and clear of any Encumbrances and defects of title other than such as are not material, individually or in the aggregate, to Metalla and its Subsidiaries on a consolidated basis, and; (i) no other material property or assets are necessary for the conduct of the business of Metalla or its Subsidiaries as currently conducted, (ii) Metalla has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of Metalla or its Subsidiaries to use, transfer or otherwise exploit such property or assets, and (iii) except as disclosed in the Metalla Filings, neither Metalla nor its Subsidiaries have any material responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof.

(16) Royalty Interests. Disclosure set out in the Metalla Filings with respect to the Metalla Royalties has been disclosed in all material respects in accordance with the applicable requirements of NI 43-101 and Metalla has no knowledge that such disclosure is inaccurate in any material respect.

(17) Metalla Royalties. Except as disclosed in the Metalla Disclosure Letter:

(a) the Metalla Royalties set forth in the Metalla Disclosure Letter are owned directly or indirectly by Metalla or its Subsidiaries;

(b) there is no binding contract or agreement pursuant to which Metalla or any of its Subsidiaries have agreed to acquire any additional royalty or metal stream interests other than as disclosed in the Metalla Filings;

(c) as at the date of this Agreement, either Metalla or its Subsidiaries is the direct or indirect legal and beneficial owner of, and has good, marketable and sufficient title to, each one of the Metalla Royalties free and clear of all Encumbrances other than pursuant to the terms of the Metalla Convertible Loan Facility as at the date of this Agreement;

(d) as at the date this Agreement, either Metalla or its Subsidiaries has the exclusive right to directly or indirectly own each of the Metalla Royalties;

(e) there is no contract, agreement, option, commitment or other right in favour of, or held by, any Person to acquire any Metalla Royalty or any portion thereof;

(f) there is no appropriation, expropriation or seizure of the Metalla Royalties that is pending or, to the best of Metalla's knowledge, has been threatened;

(g) Metalla is not aware of any breach or default of any term of any royalty or streaming agreement with respect to any Metalla Royalty;

(h) each royalty, stream or other agreement with respect to the Metalla Royalties is in good standing and in full force and effect, enforceable by Metalla or its Subsidiaries in accordance with its terms, and to the best of Metalla's knowledge, no notice of any default, breach or termination of any royalty, stream or other agreement with respect to any Metalla Royalties or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof has been received;

(i) where law permits Metalla or its Subsidiaries to do so, each of the material Metalla Royalties has been registered or recorded on title as applicable, against the assets or properties to which it relates;

(j) Metalla does not have any information or knowledge of any fact relating to the Metalla Royalties, which might reasonably be expected to have a Material Adverse Effect on Metalla; and

(k) to the best of Metalla's knowledge:

(i) each Operator holds all requisite licenses, registrations, qualifications, Permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to its properties and such licenses, registrations, qualifications, permits and consents are valid and are subsisting and in good standing in accordance with applicable Laws; or

(ii) no Operator has received any notice of proceedings relating to the revocation or adverse modification of any mining license, registration, qualification or permit and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to its properties.

(18) Intellectual Property. Each of Metalla and its Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Metalla, there has been no claim of infringement by any of Metalla or its Subsidiaries or breach by Metalla or its Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and neither Metalla or its Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(19) Interest in Properties. Except as disclosed in the Metalla Disclosure Letter:

(a) Neither Metalla or its Subsidiaries owns, has any interest in, or is a party to or bound by or subject to any Contract or commitment, or any option to purchase, any real or immovable property.

(b) Neither Metalla or its Subsidiaries uses, leases or has any material interest in any real property or any mineral interests or rights other than the Metalla Royalties.

(20) Employment Matters.

(a) Neither Metalla nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Metalla, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(b) Neither Metalla nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Metalla, threatened, or any litigation actual, or to the knowledge of Metalla, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of Metalla, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Metalla.

(c) All material amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to June 30, 2023 have either been paid or are accurately reflected in Metalla's financial books and records in all material respects.

(d) Neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will:

(i) result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Metalla Employee;

(ii) increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Metalla Employee; or

(e) Neither Metalla nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any material liability under, and has not in the past five (5) years sponsored, maintained, contributed to or incurred any liability under a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Metalla Employees or former Metalla Employees.

(f) The Metalla Disclosure Letter contains a correct and complete list of each Metalla Employee, executive and officer employed by Metalla or its Subsidiaries, whether actively at work or not, showing without names or employment numbers, (i) their job titles, (ii) salaries or wage rates, (iii) hire dates, (iv) date of birth, (v) status (i.e. full-time, part-time or temporary) and (vi) whether they are subject to a written employment agreement. True and complete copies of all written employment agreements have been provided or made available to Nova. To the knowledge of Metalla, as of the date hereof, no Metalla Employee has indicated an intention to resign their employment.

(g) The Metalla Disclosure Letter lists each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Metalla or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of Metalla or any of its Subsidiaries, or with respect to which Metalla or any of its Subsidiaries has or may have any material liability (collectively, the "Metalla Employee Plans").

(h) Metalla has made available to Nova correct and complete copies (or, if a plan is not written, a written description) of all Metalla Employee Plans and amendments thereto in each case that are in effect as of the date hereof.

(i) Each Metalla Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws; (i) Metalla and its Subsidiaries, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Metalla Employee Plan and applicable Law, and all benefits accrued under any unfunded Metalla Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (ii) as of the date hereof, there are no material audits, inquiries or legal actions pending or, to the knowledge of Metalla, threatened by any Governmental Entity with respect to any Metalla Employee Plan; and (iii) as of the date hereof, there are no material legal actions pending, or, to the knowledge of Metalla, threatened with respect to any Metalla Employee Plan (in each case, other than routine claims for benefits).

(j) Metalla is in material compliance with all Employment Laws. Neither Metalla nor any of its Subsidiaries is subject to any outstanding grievance, complaint, investigation, or orders under any Employment Law, or any claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation relating to employment or termination of employment or relationships of Metalla Employees or independent contractors which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect and, to the knowledge of Metalla, no such claims or litigation are threatened.

(21) Absence of Certain Changes or Events. Except as set forth in the Metalla Disclosure Letter, since June 30, 2023:

(a) Metalla and its Subsidiaries have conducted their respective businesses only in the Ordinary Course;

(b) there has not been any event, circumstance, occurrence, development or change in the operations, financial condition, properties, assets, liabilities, business, prospects or results of Metalla or any of its Subsidiaries which, individually or in the aggregate, would have a Material Adverse Effect in respect of Metalla or prevent the Arrangement or consummation of the transactions contemplated herein;

(c) there has not been any change in the accounting practices used by Metalla and its Subsidiaries, other than any change implemented in accordance with changes to IFRS that are then in force and effect;

(d) there has not been any redemption, repurchase or other acquisition of Metalla Shares by Metalla, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Metalla Shares;

(e) there has not been any entering into, or an amendment of, any Metalla Material Contract other than in the Ordinary Course; and

(f) there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Metalla's financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course.

(22) Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Metalla, threatened against or relating to Metalla or any of its Subsidiaries, the business of Metalla or any of its Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on Metalla or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Metalla are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect on Metalla). Neither Metalla nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect on Metalla or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(23) Taxes.

(a) Each of Metalla and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Metalla and each of its Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. Metalla and its Subsidiaries have not received any refund of Taxes to which they are not entitled.

(b) Each of Metalla and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(c) Each of Metalla and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d) Neither Metalla nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement (other than an agreement entered into in the ordinary course of business the principal subject matter of which is not the allocation, sharing or indemnification of Taxes).

(e) There are no proceedings, investigations, audits or claims pending, or to the knowledge of Metalla threatened against Metalla or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f) Neither Metalla nor any of its Subsidiaries has acquired property from a non-arm's length Person, within the meaning of the Tax Act for consideration the value of which is less than the fair market value of the property.

(g) For the purposes of the Tax Act and any other relevant Tax purposes Metalla is a "taxable Canadian corporation" (as defined in the Tax Act).

(h) For United States federal income tax purposes, Metalla is classified as a corporation as defined pursuant to United States Treasury Regulation Section 301.7701-2(b).

(i) To the knowledge of Metalla, there are no Encumbrances (other than Permitted Liens) with respect to Taxes upon any properties or assets of Metalla or any of its Subsidiaries.

(j) Each of Metalla and its Subsidiaries have made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date. Neither Metalla nor any of its Subsidiaries has received any refund of Taxes to which it is not entitled.

(k) There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Metalla or any of its Subsidiaries and, to the knowledge of Metalla, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against Metalla or any of its Subsidiaries by a Governmental Entity for any period ending on or prior to the Effective Date.

(l) Neither Metalla nor its Subsidiaries has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm's length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Metalla or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(m) For all transactions between Metalla, on the one hand, and any non-resident Person with whom Metalla was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, Metalla has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Metalla has not entered into an agreement contemplated by section 191.3 of the Tax Act.

(24) Auditors. The auditors of Metalla are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Metalla.

(25) Books and Records. The minute books of Metalla and its Subsidiaries contain true, correct and, in all material respects, complete records of all meetings and accurately reflect, in all material respects, all corporate action of the shareholders and board of directors (including committees thereof) of Metalla and its Subsidiaries, including all issuances of shares, all grants of options and restricted share units, and all appointments and elections of directors.

(26) Insurance.

(a) Metalla has in place reasonable insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Metalla nor any of its Subsidiaries has failed to give any notice or make a claim thereunder on a timely basis.

(b) Each of such policies and other forms of insurance is in full force and effect on the date hereof and Metalla will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written notice of cancellation or termination has been received by Metalla or any of its Subsidiaries with respect to any such policy.

(27) Non-Arm's Length Transactions. There are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Metalla or any of its Subsidiaries) between Metalla or any of its Subsidiaries on the one hand, and any (i) officer or director of Metalla or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of Metalla, beneficial owner of five percent or more of the voting securities of Metalla, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(28) Environmental. Metalla and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. Neither Metalla nor any of its Subsidiaries (A) is subject to any proceeding or investigation under any Environmental Laws, or (B) has received any written notice of any non-compliance in respect of, or any liability under, any Environmental Laws.

(29) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Metalla or any of its Subsidiaries that has or could reasonably be expected to have the effect of materially prohibiting, restricting or impairing any business practice of Metalla or any of its Subsidiaries, any acquisition of property by Metalla or any of its Subsidiaries, or the conduct of business by Metalla or any of its Subsidiaries, as currently conducted (including following the transaction contemplated by this Agreement).

(30) Material Contracts. The Metalla Disclosure Letters sets out a complete and accurate list of the Metalla Material Contracts to which Metalla and its Subsidiaries are a party as of the date hereof. Metalla and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Metalla Material Contracts. Neither Metalla nor any of its Subsidiaries is in breach or default under any Metalla Material Contract to which it is a party or bound, nor does Metalla have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default. Neither Metalla nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Metalla, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto. All Metalla Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Metalla (or its Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity).

(31) Brokers. Except for the fees to be paid to the Metalla Financial Advisor, a true and complete copy of which has been delivered to Nova, neither Metalla nor any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

(32) No Cease Trade Orders. No securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Metalla and no such proceeding is, to the knowledge of Metalla, pending, contemplated or threatened.

(33) Reporting Issuer Status. As of the date hereof, Metalla is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of Canada.

(34) Stock Exchange Compliance. Metalla is currently listed on the TSXV and NYSE American and Metalla is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV and NYSE American.

(35) No Expropriation. No property or asset of Metalla has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Metalla, is there any intent or proposal by any Governmental Entity to give any such notice or to commence any such proceeding.

(36) Money Laundering Laws. The operations of Metalla are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Metalla with respect to the Money Laundering Laws is, to the knowledge of Metalla, pending or threatened.

(37) Anti-Corruption. Neither Metalla nor any of its Subsidiaries, nor to the knowledge of Metalla, have any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(38) Aboriginal, NGOs and Community Groups. No material dispute between Metalla or any of its Subsidiaries and any aboriginal, nongovernmental organization, community, or community group exists or, to the best of Metalla's knowledge, is threatened or imminent with respect to any of Metalla's or any of its Subsidiaries assets or activities.